





payments

IN A CHANGED GLOBAL ECONOMY

2009 | TSYS Annual Report

Financial Highlights

(dollars in thousands)


$1,375,799
$1,388,856
$1,456,754
$1,417,884
06 07 08 09
Revenues before reimbursable items*
$352,906
$349,135
$368,675
$342,033
06 07 08 09
Operating income
$249,163
$237,443
$250,100
$215,213
06 07 08 09
Net income

(dollars in thousands, except per share data)	2009	2008	% Change
Revenues before reimbursable items*	$1,417,884	$1,456,754	(2.7)
Total revenues	1,688,062	1,721,646	(2.0)
Operating income	342,033	368,675	(7.2)
Net income	215,213	250,100	(13.9)
Basic earnings per share**	1.12	1.26	(11.2)
Diluted earnings per share**	1.12	1.26	(11.3)
Return on average equity	19.9%	27.3%	
Operating margin	20.3%	21.4%	
Net profit margin	12.8%	14.5%	

* *Reimbursable items include payments from clients to TSYS for "out-of-pocket" expenses, such as postage.*

** *from continuing operations*

Dear Shareholders and Friends,

With this letter, we close the books on a decade of historic proportions – one that created a "new normal" for the payments industry. Both for TSYS® and the world-at-large, it was a decade of transition.



Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

In just 10 years nearly 800 million people were born into a world their ancestors likely wouldn't recognize. New technologies transformed the way we live, play and work, appearing with such speed that they now seem routine. The information age took shape in full force, and today, includes more than 1.6 billion Internet users and 4 billion cell phone users across every country in the world*. These are sizable cultural and behavioral shifts that present genuine opportunities for TSYS to give today's consumers the ability to pay their way — through their mobile phones, the Internet, by using loyalty points and more.

But other more harmful global shifts rocked the foundation of the financial services industry to its very core. Since 2008 alone, trillions in wealth has evaporated, U.S. unemployment grew into the double digits and a number of financial institutions — some of our most steadfast customers — have failed or undergone tremendous pressures to restructure. Weak consumer spending, massive chargeoffs and anemic credit availability indicated that this was not "business as usual" in the payments industry.

As we enter a new decade, TSYS finds itself at a crossroads where we must transform the face of our company to reflect the latest global shifts; maintain a resiliency that helps us build products and services that meet the needs of the market; and deftly execute these new strategies to grow in a changed global economy. This is a tough environment, but TSYS is tougher. Like any adaptive company we have positioned ourselves to take advantage of the positive developments of this new era in payments while protecting our company from the negative.

History has shown that the beliefs of the present day seldom capture an accurate picture of reality, and that today's headlines are rarely congruent with history's final conclusion. This recovery isn't over and challenges lie ahead for TSYS, too, but I prefer a measured degree of optimism about the global economy as a whole. I feel strongly that electronic payments will continue to displace cash and checks in the long term. Instead of retrenching into the negativity of the current moment, TSYS is choosing to take a proactive approach to recalibrating our company with a business model that is adapted to a changed payments industry.

A Glance Back

The era of conspicuous consumption is over. Economic projections suggest that retail sales growth will likely rebound in 2010, but in the meantime consumers are still spending less and saving more. There is far less consumer credit available and substantially fewer credit cards in the market.

We met our guidance and achieved respectable profitability in 2009. Net income was $215.2 million with total revenues of $1.69 billion. We grew operating cash flow 19.9 percent and further strengthened our rock-solid balance sheet. We remain a company with a strong financial foundation, including ample free cash flow, recurring revenues, a solid dividend yield and relatively low valuation at current levels.

We began 2010 facing significant shortcomings in revenue unlike anything we've experienced before. Revenue losses have come from several areas: deconverted portfolios as a result of bank failures or portfolio sales, price compression with client renewals, and industry regulation.

But this was not the time to make excuses, and instead, we reshaped our company. TSYS has always been focused on doing what's right for shareholders and meeting the expectations of the street. But after staring these numbers in the face, we have been extremely thoughtful about enhancing shareholder value while maintaining the muscle needed for future growth, expansion and diversification. In response to external forces we can't control, we are intensely focused on the things we *can* control. We will focus even more on markets outside the United States while continuing our aggressive pursuit of North American prospects.

We have also been readying our systems and our clients for the regulatory changes that are happening — not only in the United States but

Source: CIA World Fact Book, January 2010



TSYS has always been focused on doing what's right for shareholders and meeting the expectations of the street. But after staring these numbers in the face, we have been extremely thoughtful about enhancing shareholder value while maintaining the muscle needed for future growth, expansion and diversification.

around the globe as well. Though there are more questions than answers about the long-term impact on issuers, consumers and payments providers, we have focused on helping our clients improve profitability by adjusting their revenue models and business strategies.

North America Results

In the North America segment of our business, the current financial landscape contributed to the consolidation of some of our best customers that once dominated the payments business. When TSYS began supporting the U.S. credit card business in 1983, it was an era of high APRs, lower overall credit lines and annual fees. For 2010, we anticipate a trend that will begin to move the U.S. industry back to the basics, where some of these strategies will re-emerge.

Unfortunately, we had no major wins in the United States that will contribute to 2010 revenues — a fact that is disappointing, but not all that surprising given the challenging economic climate here. We will continue to aggressively push our solutions in North America, but believe the recovery will be slow.

In light of the recent restructuring of the U.S. market, we added a sharp focus on regional and community financial institutions through our newly created division, TSYS Program Solutions. After years of seeing mega issuers with aggressive marketing techniques like mass solicitations and low teaser rates, these banks and credit unions are interested in entering or re-entering the credit card market on today's more level playing field. These credit unions and community-based banks were exempt from the larger market's credit losses, and TSYS has positioned itself as a trusted partner to support their unique needs.

Perhaps some of the most exciting wins in 2009 were in our healthcare division, where we secured the business of HealthEquity and Consumer Health Technologies to provide solutions on our dedicated healthcare platform for their consumer-directed healthcare programs. We also announced new partnerships with mPay Gateway and Nova Libra to provide solutions for healthcare providers, pharmacies and drug stores to verify FSA and HSA eligibility at the point of sale, as well as tools that calculate the patients' out-of-pocket fees before they leave the provider.

TSYS' 15-year track record of success in Mexico continued as we won the new business of Unicard Mexico, which was the first to utilize TSYS' industry-leading TS2® platform in the country.

We also had several key renewals in 2009, including UniRush's prepaid Visa debit card, along with Navy Federal Credit Union and Fifth Third Bank's credit card processing and value-added services. These valued clients affirmed the power of our flexible solutions and our team's dedication to customer service.

One of the events in 2009 I'm proudest of and that underscored TSYS' commitment to innovation was the introduction of a private label card that could be redeemed for specific products, tracking the SKU-level (barcode) data for particular merchandise of the issuer's choosing. More than 45 million of these patent-pending cards were accepted throughout the United States, providing a unique alternative to costly paper coupons.

Global Successes

On a global scale, the revenue from our international segment was a healthy 19.9 percent of total revenues and a step closer to our goal of generating 30 percent of our total revenue from international operations by the end of 2011.

One of our most noteworthy milestones this year was expanding our payments infrastructure in Brazil to win the business of Carrefour, one of the world's leading hypermarket chains. Considering Carrefour has been a leader in the Brazilian marketplace for more than 30 years and is the No. 1 mass retailer in the food market in terms of sales*, this relationship is an exciting landmark for TSYS and we are committed to creating a long-term partnership.

Carrefour chose TSYS because our multi-client payments processing platform, TS Prime℠, will best support its hybrid and private label card business in Brazil. We're currently developing this fully integrated system, which manages debit, credit, installments, prepaid, merchant acquiring and retail services, coupled with customer care, fraud, risk, reporting and Internet-based tools. Though the efforts to get TS Prime market-ready have taken longer than we first estimated, this new platform is something we intend to get right because it will allow us to enter new regions, offer new services and sign new business.

Additionally, we made progress in the Asia Pacific region, most notably opening an office in New Delhi, India, in March 2009. As a bastion of economic growth in the region, we expect India — with one of the fastest growing card markets in the Asia Pacific — to cement its place as a major player in the credit, debit and mobile payments marketplace in the coming years.

In Japan, we renewed our processing agreement with Toyota Finance and launched the very first Visa Prepaid card in the country for Travel Bank.

Our joint venture with China UnionPay Data (CUP Data), in which TSYS holds a 44.56 percent equity investment, has again shown itself to be a powerful weapon in our arsenal. CUP Data and TSYS have built our regional reputation as

**Source: company Web site*



We are poised to make additional acquisitions and are committed to making thoughtful alliances that create added value for our shareholders. We are aggressively pursuing the right partners and hope that our shareholders will be pleased with our deliberate efforts in this regard.

the strongest outsourced payment solutions providers, and signed 60 credit and debit processing agreements for a total of 96 percent of banks that outsource their credit card processing in China. Agreements signed in 2009 included a renewal with China Minsheng Bank, Bank of East Asia, Yaodu Credit Cooperative, Shandong Provincial City Commercial Banks Alliance (an alliance of 14 city commercial banks), Yunan Rural Credit Union, Guangxi Beibu Gulf Bank and KargoCard, a Malaysia-based retail marketing company that will be introducing innovative stored value and reloadable gift card programs to retail brands and merchants across Asia.

In Europe, we signed an agreement with TransCash to launch its prepaid money-transfer card and expanded the availability of our commercial card expense management software to include distribution across the continent. We also broadened our agreement with existing client PaySquare to include acquiring processing — a first for TSYS in Europe.

Historically, our regional success has shown itself to be infectious — when we make our first win, there is usually more business and clusters of signings to come. We watched this happen in Ireland and The Netherlands in recent years, and are now witnessing it in Germany. In 2009, we completed the conversion of Deutsche Bank to our industry-leading TS2 platform, and in early 2010 we announced the signing of Frankfurt-based Degussa Bank. I believe this new business is the first of much more to come in this region.

Merchant Services Progress

We signed several new merchant-servicing agreements, including Axia Payment Solutions and Global Cash Access. But perhaps most exciting was the launch of the new products and services we rolled out under TSYS Acquiring Solutions®. Using technology from our acquisition of Infonox® in 2008, TSYS introduced MobilePASS, CounterPASS and WebPASS, all of which make accepting payments easier than ever for merchants on the go. In fact, analysts said we faced "very little direct competition" for MobilePASS, the mobile phone card acceptance service that enables users to accept payments through their smart phone. In an age where entrepreneurship has flourished and small businesses have grown enough to want to accept cards as payment, we are thrilled about the prospects for these new services. This is a prime example of a TSYS product that came along at the right place at the right time to meet a specific market need.

In March of 2010, we announced a joint venture with First National Bank of Omaha to create a TSYS-controlled company, doing business as First National Merchant Solutions (FNMS) to deliver payment solutions to merchants. Ranked as the 10th-largest merchant acquirer in North America by dollar volume*, FNMS fulfills a step along our journey to get closer to the merchant and the point of transaction.

Looking Toward The Future

We are poised to make additional acquisitions and are committed to making thoughtful alliances that create added value for our shareholders. We are aggressively pursuing the right partners and hope that our shareholders will be pleased with our deliberate efforts in this regard.

Of all the events that have transpired in 2009, one phone call has stuck with me personally more than any other. A valued client I spoke with had undergone vast restructuring, new ownership and reduced operations as a result of the global economic meltdown. During this traumatic process of overhauling the entire business, the client expressed strong gratitude for the tremendous amount of respect and customer service TSYS showed them, which was unmatched by their other partners and vendors. And it is because of our strong focus on relationships that I know TSYS will not just survive but thrive in a changed global economy. People remember how you treated them during a crisis, and even long after the economy rebounds I know TSYS will be rewarded for our complete focus on taking care of our customers not just during the good times but during the challenging ones as well.

Similarly, we'd like to thank you, our valued shareholders, for supporting us during both the peaks and the valleys in our business. We are a compelling stock with healthy prospects for growth for the long-term investor. In 2010, the TSYS team will emerge stronger, leaner and more diversified. We appreciate your vote of confidence in our efforts to reshape our company.

Respectfully,

Philip W. Tomlinson
Chairman of the Board & Chief Executive Officer

*Source: *The Nilson Report*, March 2009

Board of Directors

Richard E. Anthony
Chairman of the Board &
Chief Executive Officer
Synovus

James H. Blanchard
Chairman of the Board &
Chief Executive Officer, retired
Synovus
Chairman of the Executive Committee
TSYS

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Kriss Cloninger III
President & Chief Financial Officer
Aflac Incorporated

Walter W. Driver Jr.
Chairman-Southeast
Goldman, Sachs & Co.

Gardiner W. Garrard Jr.
Chairman of the Board
The Jordan Company

Sidney E. Harris
Professor
Georgia State University,
J. Mack Robinson College of Business

Mason H. Lampton
Chairman of the Board
Standard Concrete Products

W. Walter Miller Jr.
Group Executive, retired
TSYS

H. Lynn Page
Vice Chairman of the Board, retired
Synovus
TSYS

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer
TSYS

John T. Turner
Private Investor

Richard W. Ussery
Chairman of the Board, retired
TSYS

M. Troy Woods
President & Chief Operating Officer
TSYS

James D. Yancey
Chairman of the Board, retired
Synovus
Chairman of the Board
Columbus Bank and Trust Company

Rebecca K. Yarbrough
Private Investor

Emeritus Directors

Richard H. Bickerstaff
Manager
Broken Arrow Land
Company, LLC

G. Wayne Clough
Secretary
The Smithsonian Institution

Lovick P. Corn
Advisory Director
W.C. Bradley Co.

John P. Illges III
Senior Vice President, retired
The Robinson-Humphrey
Company, Inc.

Samuel A. Nunn
Co-Chairman &
Chief Executive Officer
Nuclear Threat Initiative
Distinguished Professor
The Sam Nunn School
of International Affairs,
Georgia Institute of Technology
Former U.S. Senator

William B. Turner
Chairman of the Executive
Committee, retired
Synovus
W.C. Bradley Co., retired

George C. Woodruff Jr.
Real Estate Developer

Leadership

Executive Management

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

M. Troy Woods
President &
Chief Operating Officer

G. Sanders Griffith III
Senior Executive Vice President,
General Counsel & Secretary

James B. Lipham
Senior Executive Vice President
& Chief Financial Officer

William A. Pruett
Senior Executive Vice President,
Client Services Group

Kenneth L. Tye
Senior Executive Vice President
& Chief Information Officer

Gaylon Jowers Jr.
President, TSYS International
Executive Vice President,
Sales, Strategy & Emerging Markets

Mark D. Pyke
President, TSYS Acquiring Solutions,
Executive Vice President

Management Committee

Connie C. Dudley
Executive Vice President,
Product & Client Development

Ryland L. Harrelson
Executive Vice President
& Chief Human Resource Officer

Stephen W. Humber
Executive Vice President
& Chief Technology Officer

Kelley C. Knutson
Executive Vice President,
Global Services

Colleen W. Kynard
Executive Vice President,
Customer Care

Paul M. Todd
Executive Vice President,
Mergers, Acquisitions & Strategy

Dorenda K. Weaver
Executive Vice President
& Chief Accounting Officer

Bruce L. Bacon
Group Executive,
Chief Sales Officer

W. Allen Pettis
Group Executive,
Relationship Management

Group Executives

Gracie H. Allmond
Ashim K. Banerjee
Ronald L. Barnes
Rodney Q. Boyer
James B. Cosgrove
David E. Duncan
Robert E. Evans
David R. Figgat
Anthony W. Hodge
Virginia A. Holman
William T. Hunt
J. Matthew Jardina
G. Clyde Jinks III
Billy J. Kilgore II
Suzanne Kump
John C. Latimer
Jeanne A. McDowell
Kathleen Moates
Michael F. Peck
Keith D. Pierce
B. Wayne Smith
Mary M. Stewart
Richard L. St. John
Barry J. Tompkins
R. Carlton Wilkinson
Kathy L. Wills
Olin M. Wise
David E. Wood

International Managing Directors

Amit Sethi
India

David E. Duncan
China

Kelley C. Knutson
Europe

Antonio Jorge "AJ" de Castro Bueno
Brazil

Hitoshi Kondo
Japan

Jesús M. Navarro Torres
Mexico

Jaffar Agha-Jaffar
Middle East, Africa & Russia

Financial Overview

Total System Services, Inc.'s (TSYS' or the Company's) revenues are derived from providing electronic payment processing, merchant services and related services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company's services are provided through the Company's three operating segments: North America Services, International Services and Merchant Services. Through the Company's North America Services and International Services segments, TSYS processes information through its cardholder systems to financial institutions throughout the United States and internationally. The Company's North America Services segment provides these services in the United States to clients in the United States, Canada, Mexico and the Caribbean. The Company previously provided debt collection services through March 2009. In 2009, the Company sold the subsidiary providing these services and has reported the financial results associated with this subsidiary as discontinued operations.

The Company's International Services segment provides services in England, Japan and Brazil to clients in the United States, Europe, Asia Pacific and Brazil.

The Company's Merchant Services segment provides merchant services to financial institutions and other organizations, predominately in the United States.

Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card and merchant portfolios of existing clients, the conversion of cardholder and merchant accounts of new clients to the Company's processing platforms and the loss of cardholder and merchant accounts either through purges or deconversions impact the results of operations from period to period.

Another factor which may affect TSYS' revenues and results of operations from time to time is consolidation in the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS' financial position, results of operations and cash flows in the future.

TSYS' reported financial results will also be impacted by significant shifts in currency conversion rates. TSYS does not view foreign currency as an economic event for the Company but as a financial reporting issue. Because changes in foreign currency exchange rates distort the operating growth rates, TSYS discloses the impact of foreign currency translation on its financial performance.

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including a certain major customer. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients.

Based upon available market data that includes cards processed in-house, the Company believes that in 2009, it provided issuer processing services for 19% of the U.S. consumer credit card market, 44% of the Canadian credit card market and 16% of the Western European credit card market. The Company also believes it held a 75% share of the Visa and MasterCard U.S. commercial card processing market in 2009. In addition, the Company believes it is the second-largest processor of merchant accounts and processes transactions for approximately 20% of all bankcard accepting merchant locations in the U.S.

The Company provides issuer processing services for consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description
Consumer	Visa, MasterCard and American Express credit cards
Retail	Private label cards
Commercial	Purchasing cards, corporate cards and fleet cards for employees; US General Services Administration purchasing and travel cards for government employees; American Express cards
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on pages 15 and 16 summarize TSYS' accounts on file (AOF) information as of December 31, 2009, 2008 and 2007.

A summary of the financial highlights for the years ended December 31, 2009, 2008 and 2007 is provided below:

	Years Ended December 31,			Percent Change	
(in millions, except per share data and employees)	**2009**	2008	2007	**2009 vs. 2008**	2008 vs. 2007
Revenues before reimbursable items	**$1,417.9**	1,456.8	1,388.9	**(2.7)%**	4.9%
Total revenues	**1,688.1**	1,721.6	1,662.5	**(2.0)**	3.6
Operating income	**342.0**	368.7	349.1	**(7.2)**	5.6
Net income attributable to TSYS	**215.2**	250.1	237.4	**(13.9)**	5.3
Basic EPS(1) :					
Income from continuing operations	**1.12**	1.26	1.19	**(11.2)**	6.4
Net income	**1.09**	1.26	1.20	**(13.7)**	5.2
Diluted EPS(1):					
Income from continuing operations	**1.12**	1.26	1.19	**(11.3)**	6.1
Net income	**1.09**	1.26	1.20	**(13.7)**	5.3
Cash flows from operating activities	**423.1**	352.8	334.9	**19.9**	5.4
Other:					
AOF	**344.8**	352.5	375.5	**(2.2)**	(6.1)
Cardholder transactions processed	**7,272.9**	7,694.1	9,508.5	**(5.5)**	(19.1)
Average full-time equivalent employees (FTE)	**7,898**	7,691	6,799	**2.7**	13.1

(1) Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under Accounting Standards Codification (ASC) 260. Refer to Note 27 in the consolidated financial statements for more information on earnings per share.

Significant items for 2009 include:

Corporate

- Sold TSYS Total Debt Management, Inc. (TDM), a wholly owned subsidiary involved in the late stage collection and bankruptcy management business.

North America

- Renewed a longstanding issuer processing relationship with Navy Federal Credit Union.
- Signed an agreement with Unicard México, a wholly owned subsidiary of Unibanco Brasil, and TSYS' first TS2 card issuing client in Mexico.

International

- Signed a multi-year contract with Banco Carrefour S.A., to process its hybrid and private label card business in Brazil on the TS Prime multi-client payments processing platform.
- Reached an agreement with Travel Bank, Inc., a financial services company that is a part of the JTB Group, to process Japan's first Visa branded Prepaid card.
- Began offering merchant payment services to PaySquare in the Benelux, which is TSYS' first acquirer-processing client to go live in Europe.
- Announced China UnionPay Data Services Co., Ltd. (CUP Data) (TSYS' joint venture with China UnionPay) signed processing agreements with China Postal Savings Bank, China's fifth largest bank, and Bank of East Asia, Hong Kong's largest local independent bank and the first foreign bank to launch a card program in China.
- Introduced its market-leading CentreSuite product to Europe.

Merchant

- Signed an agreement with Global Cash Access to use TSYS' processing services to provide cash access services in over 1,100 casinos to millions of gaming patrons.
- Acknowledged that Bank of America and other parties formed a new joint venture to provide merchant services. TSYS provides accounting, settlement, authorization and other services to Bank of America pursuant to a contract that will expire in April 2010. Bank of America has indicated to TSYS that it is in the process of formulating its plans with respect to changes in its merchant processing relationship with TSYS but has not yet communicated to TSYS the timing or extent of the deconversion from TSYS' systems.
- Announced an agreement to partner with mPay Gateway℠ and Nova Libra to provide point-of-sale payment solutions to healthcare providers and pharmacies.

Economic Conditions

General economic conditions in the U.S. and other areas of the world weakened in the second half of 2008 with a dramatic acceleration of the decline in the fourth quarter which generally continued during 2009. Many of TSYS' businesses rely in part on the number of consumer credit transactions which have been reduced by a weakened U.S. and world economy and difficult credit markets.

General reduction in consumer credit card spending negatively impacted the Company's revenues during 2009. In addition, the Company's revenues and operating profit during 2009 as compared to 2008 were adversely impacted by shifts from credit card transactions to PIN-based debit card transactions. Also as a result of the current economic conditions in the U.S., credit card issuers have been reducing credit limits and closing accounts and are more selective with respect to whom they issue credit cards. This reduction in the number of accounts and account activity adversely impacted the results for the North America Services segment for the year ended December 31, 2009 as compared to 2008. A continuation of the economic recession could adversely impact future revenues and profits of the Company.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies and Estimates

TSYS' financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to gain a full understanding of the Company's financial statements, one must have a clear understanding of the accounting policies employed.

Refer to Note 1 in the consolidated financial statements for more information on the Company's basis of presentation and a summary of significant accounting policies.

Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations are listed in the Company's forward-looking statements on pages 25 and 26. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Management believes that the following accounting policies are the most critical to fully understand and evaluate the Company's results. Within each critical policy, the Company makes estimates that require management's subjective or complex judgments about the effects of matters that are inherently uncertain.

A summary of the Company's critical accounting estimates applicable to all three reportable operating segments follows:

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ACCOUNTS RECEIVABLE		
The Company estimates the allowances for doubtful accounts.	When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.	If the actual collectibility of clients' accounts is not consistent with the Company's estimates, bad debt expense, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
The Company estimates allowances for billing adjustments for potential billing discrepancies.	When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes.	If the actual adjustments to clients' billing is not consistent with the Company's estimates, billing adjustments, which is recorded as a reduction of revenues in the Company's consolidated statements of income, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
REVENUE RECOGNITION		
The Company estimates revenue for service billings not yet invoiced.	Since TSYS invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.	If actual client revenue billing is not consistent with the Company's estimates, processing revenues may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ASSET IMPAIRMENT		
Analysis of potential asset impairment involves various estimates and assumptions:		
Contract Acquisition Costs		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (conversion costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 9 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company's Consolidated Balance Sheet as of December 31, 2009 was $128.0 million.
Software Development Costs		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made.	If the actual cash flows are not consistent with the Company's estimates, a material write-off may result and net income may be materially different than was initially recorded. Note 8 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company's Consolidated Balance Sheet as of December 31, 2009 was $79.3 million.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Goodwill		
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.	In accordance with the provisions of ASC 350, *"Intangibles — Goodwill and Other,"* (previously referred to as Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangibles Assets"*), goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 10 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company's Consolidated Balance Sheet as of December 31, 2009 was $168.1 million.
Long-lived Assets and Intangibles		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
TRANSACTION PROCESSING PROVISIONS		
The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors.	A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.	If the actual performance penalties incurred are not consistent with the Company's estimates, performance penalties and processing errors, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
INCOME TAXES		
In calculating its effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized.	The Company has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.	Actual results may differ from the Company's estimates. If the Company realizes a deferred tax asset or the Company was unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

Related Party Transactions

The Company provides electronic payment processing and other services to the Company's equity investments, Total System Servicios de México, S.A. de C.V. (TSYS de México) and CUP Data. Prior to the spin-off by Synovus Financial Corp. (Synovus) of the shares of TSYS held by Synovus to Synovus' shareholders, the Company provided electronic payment processing and other services to Synovus and its affiliates.

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS, and TSYS became a fully independent company, creating broader diversification of the Company's shareholder base, more liquidity of the Company's shares, and providing for the opportunity for additional investment in strategic growth opportunities and potential acquisitions.

Refer to Notes 13, 16 and 25 in the consolidated financial statements for further information on spin-related items.

The related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Refer to Note 4 in the consolidated financial statements for more information on transactions with affiliated companies.

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company's transactions with Synovus and its affiliates are no longer considered related party transactions.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Notes 1 and 19 in the consolidated financial statements for further information on operating lease commitments.

Recent Accounting Pronouncements

Accounting Standards Update 2010-08, "Technical Corrections to Various Topics"

In February 2010, the FASB issued Accounting Standards Update (ASU) 2010-08, *"Technical Corrections to Various Topics,"* which eliminates inconsistencies and outdated provisions and provides clarifications within current Accounting Standards Codification. ASU 2010-08 is effective for the first reporting period (including interim periods) beginning after issuance. The Company does not expect the impact of adopting ASU 2010-08 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,"* which adds new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2010. The Company does not expect the impact of adopting ASU 2010-06 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2010-05, "Compensation — Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation"

In January 2010, the FASB issued ASU 2010-05, *"Compensation - Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation,"* which reflects the Securities and Exchange Commission's views on overcoming the presumption that escrowed share arrangement represent compensation for certain shareholders. ASU 2010-05 did not contain an effective date. The Company does not expect the impact of adopting ASU 2010-05 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2010-04, "Accounting for Various Topics — Technical Corrections to SEC Paragraphs"

In January 2010, the FASB issued ASU 2010-04, *"Accounting for Various Topics — Technical Corrections to SEC Paragraphs,"* which provide technical corrections to SEC paragraphs. ASU 2010-04 did not contain an effective date. The Company does not expect the impact of adopting ASU 2010-04 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2010-02, "Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification"

In January 2010, the FASB issued ASU 2010-02, *"Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification,"* which clarifies that the decrease-in-ownership provisions of ASC 810-10 and related guidance apply to: a subsidiary or group of assets that is a business or nonprofit activity, a subsidiary or group of assets that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, or an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture). ASU 2010-02 is effective in the beginning in the first interim or annual reporting period ending on or after December 15, 2009. The Company does not expect the impact of adopting the update to ASC 810-10 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2010-01, "Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force)"

In January 2010, the FASB issued ASU 2010-01, *"Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force),"* which provides guidance on accounting for distributions to shareholders with components of stock and cash, clarifying that in calculating EPS, an entity should account for the share portion of the distribution as a stock issuance and not as a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, with retrospective application to all prior periods. The Company does not expect the impact of adopting ASU 2010-01 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities"

In December 2009, the FASB issued ASU 2009-17, *"Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities,"* which replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity, with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The update to ASC 810 is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. The Company does not expect the impact of adopting the update to ASC 810 on its financial position, results of operations and cash flows to be material.

Accounting Standards Update 2009-14, "Certain Revenue Arrangements that Include Software Elements"

In October 2009, the FASB issued ASU 2009-14, *"Certain Revenue Arrangements that Include Software Elements,"* an update to ASC 985-605, *"Software-Revenue Recognition,"* and formerly known as EITF 09-3, *"Revenue Arrangements that Include Software Elements."* ASU 2009-14 amends ASC Subtopic 985-605 to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2009-14 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

Accounting Standards Update 2009-13, "Multiple Deliverable Revenue Arrangements"

In October 2009, the FASB issued ASU 2009-13, *"Multiple Deliverable Revenue Arrangements,"* an update to ASC Topic 605, *"Revenue Recognition,"* and formerly known as EITF 08-1, *"Revenue Arrangements with Multiple Deliverables."* ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor-specific objective evidence (VSOE) or third-party evidence (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2009-13 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

Accounting Standards Codification 810, "Consolidation"

In June 2009, the FASB issued an update to ASC 810, previously referred to as SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R),"* which requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. The update to ASC 810 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect the impact of adopting the update to ASC 810 on its financial position, results of operations and cash flows to be material.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items:

	Percent of Total Revenues Years Ended December 31,			Percent Change in Dollar Amounts	
	2009	2008	2007	**2009 vs. 2008**	2008 vs. 2007
Revenues:					
Electronic payment processing services	**56.1%**	57.8	57.7	**(4.9)%**	3.7%
Merchant services	**16.4**	15.2	16.1	**6.1**	(2.4)
Other services	**11.5**	11.6	9.7	**(2.8)**	24.0
Reimbursable items	**16.0**	15.4	16.5	**2.0**	(3.2)
Total revenues	**100.0**	100.0	100.0	**(2.0)**	3.6
Expenses:					
Salaries and other personnel expenses	**34.4**	34.1	33.6	**(0.8)**	4.8
Net technology and facilities expenses	**17.9**	17.3	16.3	**1.5**	9.9
Spin-related expenses	**—**	0.6	0.8	**(100.0)**	(17.6)
Other operating expenses	**11.4**	11.2	11.8	**(0.5)**	(1.5)
Reimbursable items	**16.0**	15.4	16.5	**2.0**	(3.2)
Total expenses	**79.7**	78.6	79.0	**(0.5)**	3.0
Operating income	**20.3**	21.4	21.0	**(7.2)**	5.6
Nonoperating (expenses) income	**(0.2)**	0.3	1.4	**nm**	(76.0)
Income from continuing operations before income taxes and equity in income of equity investments	**20.1**	21.7	22.4	**(9.6)**	0.3
Income taxes	**7.2**	7.6	8.5	**(7.6)**	(7.6)
Income from continuing operations before equity in income of equity investments	**12.9**	14.1	13.9	**(10.6)**	5.3
Equity in income of equity investments	**0.4**	0.4	0.3	**(5.6)**	34.1
Income from continuing operations, net of tax	**13.3**	14.5	14.2	**(10.5)**	5.9
(Loss) income from discontinued operations, net of tax	**(0.3)**	0.1	0.2	**nm**	(63.3)
Net income	**13.0**	14.6	14.4	**(12.9)**	5.1
Net income attributable to noncontrolling interests	**(0.2)**	(0.1)	(0.1)	**nm**	(20.2)
Net income attributable to TSYS	**12.8**	14.5	14.3	**(13.9)**	5.3

nm = not meaningful

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company's pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS' revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company's revenues were negatively impacted by currency translation of foreign operations, as well as doing business in the current economic environment. Of the total revenue decline of 2.0% for the year ended December 31, 2009, the Company estimates revenues decreased by a net 4.2% due to foreign currency exposure and pricing, and increased 2.2% for volume changes.

Total revenues decreased 2.0%, or $33.6 million, for the year ended December 31, 2009, compared to the year ended December 31, 2008, which increased 3.6%, or $59.2 million, compared to the year ended December 31, 2007. The decrease in revenues for 2009 and the increase in revenues for 2008 include a decrease of $46.8 million and $21.1 million, respectively, related to the effects of currency translation of the Company's foreign-based subsidiaries and branches. Excluding reimbursable items, revenues decreased 2.7%, or $38.9 million, for the year ended December 31, 2009, compared to the year ended December 31, 2008, which increased 4.9%, or $67.9 million, compared to the year ended December 31, 2007. The Company expanded its product and service offerings through an acquisition in 2008. The impact of that acquisition on consolidated total revenues was $6.8 million in 2009 and $2.0 million in 2008.

Major Customer

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including a major customer. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of the Company's major customer could have a material adverse effect on the Company's financial position, results of operations and cash flows.

In June 2009, Bank of America announced that it formed a new joint venture to provide merchant services. TSYS provides accounting, settlement, authorization and other services to Bank of America pursuant to a contract that will expire in April 2010, which services accounted for approximately 5.2%, 4.0% and 4.4% of TSYS' total revenues for 2009, 2008 and 2007, respectively.

Bank of America has indicated to TSYS that it is in the process of formulating its plans with respect to changes in its merchant relationship with TSYS, but has not yet communicated to TSYS the timing or extent of the deconversion from TSYS' systems. TSYS provides a number of additional services to Bank of America, including commercial card processing, small business card processing and card production services.

Approximately 40%, 29% and 30% of the total revenues derived from providing merchant services to Bank of America are attributable to reimbursable items for 2009, 2008 and 2007, respectively, which are provided at no margin.

TSYS will operate under the current contract until its expiration in April 2010. The loss of Bank of America as a merchant services client is not expected to have a material adverse effect on TSYS' financial position, results of operations or cash flows.

Revenues from the major customer for the periods reported are primarily attributable to the North America Services segment and Merchant Services segment.

Refer to Note 22 in the consolidated financial statements for more information on the major customer.

The Company works to maintain a large and diverse customer base across various industries. However, in addition to its major customer, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company's large clients could have a material adverse effect on the Company's financial position, results of operations and cash flows.

AOF Information *(in millions)*

				Percent Change	
	2009	2008	2007	**2009 vs. 2008**	2008 vs. 2007
At December 31,	**344.8**	352.5	375.5	**(2.2)%**	(6.1)%
YTD Average	**347.9**	365.7	401.2	**(4.9)**	(8.8)

AOF by Portfolio Type *(in millions)*

							Percent Change	
At December 31,	**2009**	**%**	2008	%	2007	%	**2009 vs. 2008**	2008 vs. 2007
Consumer	**187.8**	**54.5%**	205.8	58.4%	201.5	53.7%	**(8.8)%**	2.2%
Retail	**42.9**	**12.4**	52.9	15.0	56.8	15.1	**(18.9)**	(7.0)
Stored value	**42.3**	**12.3**	24.9	7.1	49.2	13.1	**69.9**	(49.4)
Commercial	**41.1**	**11.9**	42.8	12.1	39.0	10.4	**(4.0)**	9.8
Government services	**25.5**	**7.4**	21.2	6.0	23.7	6.3	**20.7**	(10.7)
Debit	**5.2**	**1.5**	4.9	1.4	5.3	1.4	**4.5**	(6.2)
Total	**344.8**	**100.0%**	352.5	100.0%	375.5	100.0%	**(2.2)**	(6.1)

AOF by Geographic Area *(in millions)*

							Percent Change	
At December 31,	**2009**	**%**	2008	%	2007	%	**2009 vs. 2008**	2008 vs. 2007
U.S.	**255.5**	**74.1%**	268.1	76.1%	301.3	80.2%	**(4.7)%**	(11.0)%
Outside U.S.	**89.3**	**25.9**	84.4	23.9	74.2	19.8	**5.9**	13.7
Total	**344.8**	**100.0%**	352.5	100.0%	375.5	100.0%	**(2.2)**	(6.1)

Note: The accounts on file distinction between U.S and outside U.S. is based on the geographic domicile of the Company's processing clients.

Activity in AOF *(in millions)*

	2008 to 2009	2007 to 2008	2006 to 2007
Beginning balance	**352.5**	375.5	416.4
Internal growth of existing clients	**25.2**	36.5	40.3
New clients	**28.1**	22.7	24.2
Purges/Sales	**(34.1)**	(46.3)	(11.8)
Deconversions	**(26.9)**	(35.9)	(93.6)
Ending balance	**344.8**	352.5	375.5

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts.

TSYS' electronic payment processing revenues are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 49% of total electronic payment processing revenues is AOF and transaction volume driven, and are driven primarily from processing services. The remaining 51% of electronic payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

Active accounts are accounts that have had monetary activity either during the current month or in the past 90 days based on contractual definition. Inactive accounts are accounts that have not had a monetary transaction (such as a purchase or payment) in the past 90 days. The more active an account is, the more revenue is generated for TSYS (items such as transaction and authorizations processed and statements billed).

Occasionally, a client will purge inactive accounts from its portfolio. An inactive account typically will only generate an AOF charge. A processing client will periodically review its cardholder portfolio based upon activity and usage. Each client, based upon criteria individually set by the client, will flag an account to be "purged" from TSYS' system and deactivated.

A deconversion involves a client migrating all of its accounts to an in-house solution or another processor. Account deconversions include active and inactive accounts and can impact the Company's revenues significantly more than an account purge.

A sale of a portfolio typically involves a client selling a portion of its accounts to another party. A sale of a portfolio and a deconversion impact the Company's financial statements in a similar fashion, although a sale usually has a smaller financial impact due to the number of accounts typically involved.

Merchant Services

Merchant services revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to financial institutions and other merchant acquirers. Revenues from merchant services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments. Merchant services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

Other Services

Revenues from other services consist primarily of revenues generated not included in electronic payment processing services or merchant services, as well as TSYS' business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client services, collections and account solicitation services.

Reimbursable Items

As a result of ASC 605, *"Revenue Recognition,"* previously referred to as the FASB's EITF No. 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred,"* the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense item for which TSYS is reimbursed by clients is postage. The Company's reimbursable items are impacted with changes in postal rates and changes in the volumes of all mailing activities by its clients.

Operating Segments

TSYS' services are provided through three operating segments: North America Services, International Services and Merchant Services.

A summary of each segment's results follows:

North America Services

The North America Services segment provides electronic payment processing and related services to clients based primarily in North America. This segment has two major customers.

Below is a summary of the North America Services segment:

(in millions)	Years Ended December 31, 2009	2008	2007	Percent Change 2009 vs. 2008	2008 vs. 2007
Total revenues	**$1,016.3**	1,107.2	1,118.8	**(8.2)%**	(1.0)%
Reimbursable items	**160.3**	189.4	203.2	**(15.3)**	(6.8)
Operating income	**234.5**	265.9	253.9	**(11.8)**	4.7
Operating margin	**23.1%**	24.0%	22.7%		
Key indicators:					
AOF	**305.2**	319.0	352.1	**(4.3)**	(9.4)
Transactions	**6,136.9**	6,658.2	8,664.2	**(7.8)**	(23.2)

The $90.9 million decrease in segment total revenues for 2009 as compared to 2008 is the result of client deconverions and portfolio sales. The $11.6 million decrease in segment total revenues in 2008 as compared to 2007 is attributable to the $13.8 million decrease in reimbursable items.

International Services

The International Services segment provides electronic payment processing and related services to clients based primarily outside the North America region. This segment has one major customer.

Below is a summary of the International Services segment:

(in millions)	Years Ended December 31, 2009	2008	2007	Percent Change 2009 vs. 2008	2008 vs. 2007
Total revenues	**$ 335.5**	316.9	252.3	**5.9%**	25.6%
Reimbursable items	**15.1**	11.2	10.3	**34.8**	8.8
Operating income	**43.2**	48.4	44.1	**(10.6)**	9.7
Operating margin	**12.9%**	15.3%	17.5%		
Key indicators:					
AOF	**39.5**	33.5	23.4	**18.0**	43.4
Transactions	**1,136.0**	1,035.8	844.2	**9.7**	22.7

The $18.6 million increase in total segment revenues for 2009, as compared to 2008, is the result of an increase from internal growth of existing clients, deconversion fee of approximately $10.8 million received from a client for the discontinuance of an account portfolio, approximately $26.3 million in new business, and a decrease of $46.8 million impact related to foreign currency translation. The increase in total segment revenues for 2008, as compared to 2007, is driven by growth in accounts and transactions processed.

During the fourth quarter of 2008, the U.S. dollar strengthened against the British Pound. As a result, foreign denominated financial statements were translated into fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was weaker. For 2010, TSYS does not expect any significant movements from the rates that existed at December 31, 2009.

Merchant Services

The Merchant Services segment provides merchant services and related services to clients based primarily in the United States. This segment has one major customer.

Below is a summary of the Merchant Services segment:

(in millions)	Years Ended December 31, 2009	2008	2007	Percent Change 2009 vs. 2008	2008 vs. 2007
Total revenues	**$ 336.2**	297.6	291.3	**13.0%**	2.2%
Reimbursable items	**94.8**	64.3	60.2	**47.4**	6.9
Operating income	**64.3**	65.6	64.7	**(2.0)**	1.4
Operating margin	**19.1%**	22.0%	22.2%		
Key indicator:					
Point-of-sale transactions	**5,194.4**	5,057.9	4,944.5	**2.7**	2.3

The $38.6 million increase in total segment revenues for 2009, as compared to 2008, is the result of $30.5 million increase in reimbursable items related to the increase in Visa access fees, $5.4 million from acquisitions, and internal growth. The increase in total segment revenues for 2008, as compared to 2007, is the result of new business and acquisitions, and was partially offset by price compression and deconversions.

Merchant Services segment's results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. This segment's authorization and capture transactions are primarily through dial-up or Internet connectivity.

In 2009, the Merchant Services segment further expanded its offering with the Infonox technology into new markets such as mobile and self-service. These offerings further compliment the authorization and capture and clearing and settlement services already offered within these markets.

Operating Expenses

As a percentage of revenues, operating expenses increased in 2009 to 79.7%, compared to 78.6% and 79.0% for 2008 and 2007, respectively. The changes for the years ended December 31, 2009 and 2008 include a decrease of $39.6 million and $15.6 million, respectively, related to the effects of currency translation of the Company's foreign based subsidiaries, branches and divisions. The impact of acquisitions on consolidated total expenses was $14.7 million in 2009 and $3.0 million in 2008. Operating expenses were $1,346.0 million in 2009, compared to $1,353.0 million in 2008 and $1,313.3 million in 2007.

Salaries and Other Personnel Expense

The impact of acquisitions on consolidated salaries and other personnel expenses was $8.3 million in 2009 and $1.5 million in 2008. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2009, 2008 and 2007, the Company accrued $3.1 million, $11.0 million and $38.0 million, respectively, of performance-based incentives.

The Company maintains share-based employee compensation plans for purposes of incenting and retaining employees. In December 2004, the FASB issued authoritative guidance under ASC 718, *"Compensation — Stock Compensation,"* previously referred to as Statement of Financial Accounting Standards No. 123 (revised) *"Share-Based Payment (Revised),"* which the Company adopted on January 1, 2006. ASC 718 requires the Company to recognize compensation expense for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards. Refer to Note 16 in the consolidated financial statements for more information on share-based compensation.

Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares. For the year ended December 31, 2009, share-based compensation was $16.1 million, compared to $17.8 million (excluding $6.8 million included in spin related expenses) and $13.1 million (excluding $5.4 million included in spin related expenses) for the same period in 2008 and 2007, respectively.

The Company's salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company's employee data:

Employee Data: (FTE)	**2009**	2008	2007	**Percent Change** **2009 vs. 2008**	Percent Change 2008 vs. 2007
At December 31,	**7,620**	8,110	6,921	**(6.0)%**	17.2%
YTD Average	**7,898**	7,691	6,799	**2.7**	13.1

The majority of the decrease in the number of employees in 2009, as compared to 2008, is the result of eliminating positions due to lost or deconverted processing and call center business, and approximately 170 people associated with the sale of TDM. The majority of the increase in the number of employees in 2008, as compared to 2007, is a result of the acquisition of Infonox (104) and the expansion of TSYS' international business (782) mainly associated with its Managed Services business.

Prior to the spin-off date of December 31, 2007, Synovus provided certain administrative services, such as human resources, legal, security and tax preparation and compliance, to TSYS in exchange for a management fee, which is included in other operating expenses, to cover TSYS' pro rata share of services. With the spin-off, TSYS began recruiting employees and assumed these functions during 2008. During the 2008 transition period, TSYS continued to utilize Synovus' administrative services until these functions were operational within TSYS in exchange for an adjusted management fee based on utilization. As it assumed these functions, the Company's salaries and other personnel expenses increased, while other operating expenses decreased. TSYS' headcount has increased by approximately 60 people as these administrative services transitioned to TSYS.

In January 2010, the Company announced that it would reduce its overall workforce by approximately 5%, primarily from the U.S, through a targeted workforce reduction and attrition. Some positions will be eliminated and some employees will be terminated with severance. The targeted workforce reduction is expected to be completed by the end of February 2010.

Net Technology and Facilities Expense

The impact of acquisitions on consolidated net technology and facilities expense was $3.3 million in 2009 and $854,000 in 2008.

Amortization expense of licensed computer software, developed software and acquisition technology intangibles decreased 9.4%, or $6.1 million, for the year ended December 31, 2009, as compared to the year ended December 31, 2008, which increased 0.4%, or $279,000, as compared to the year ended December 31, 2007. Refer to Note 8 in the consolidated financial statements for further information on computer software.

TSYS' equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $87.7 million for the year ended December 31, 2009, an increase of $1.9 million, or 2.2%, compared to $85.8 million for the year ended December 31, 2008, an increase of $5.8 million, or 7.3%, compared to

$80.0 million for the year ended December 31, 2007. The Company's equipment and software rentals increased for 2009, as compared to 2008, as a result of technology upgrades in the North America Services segment. The Company's equipment and software rentals increased for 2008, as compared to 2007, as a result of increased processing capacity associated with the growth in international business.

Spin Related Expenses

Spin related expenses consist of expenses associated with the separation from Synovus. In July 2007, Synovus' Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus' ownership interest in TSYS to Synovus' shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend. TSYS incurred expenses associated with advisory and legal services in connection with the spin assessment. As the spin-off was finalized and completed, TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. During the years ended December 31, 2008 and 2007, the Company incurred approximately $11.1 million and $13.5 million of spin related expenses, respectively. Refer to Note 25 in the consolidated financial statements for more information on the spin-off.

Other Operating Expenses

The impact of acquisitions on consolidated other operating expenses was $3.1 million in 2009 and $674,000 in 2008. Other operating expenses were also impacted by amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $17.8 million, $14.4 million and $15.9 million in 2009, 2008 and 2007, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management's evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in service level quality expenses and charges for bad debt expense are reflected in other operating expenses. For 2009, 2008 and 2007, service level quality expenses were $4.1 million, $3.2 million and $29,000, respectively. For 2009, 2008 and 2007, the Company had provisions for bad debt expense of $6.4 million, $618,000 and $1.2 million, respectively.

TSYS' management fees decreased as it transitioned away from administrative services supplied by Synovus, and began recruiting employees and assumed these functions in 2008. The majority of these types of expenses are salaries and other personnel expense.

Operating Income

Operating income decreased 7.2% to $342.0 million in 2009, compared to $368.7 million in 2008, which was an increase of 5.6% over 2007 operating income of $349.1 million.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income decreased in 2009 as compared to 2008, and decreased in 2008 as compared to 2007. Interest income for 2009 was $1.9 million, a 78.5% decrease compared to $8.6 million in 2008, which was a 67.7% decrease compared to $26.8 million in 2007. The variation in interest income is primarily attributable to changes in short-term interest rates in 2009 and 2008. In 2008, the Company's decrease in interest income as compared to 2007 was also impacted by the fluctuations in the cash available for investment.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Notes 13 and 25 in the consolidated financial statements for further information on the financing and the spin-off.

Interest expense for 2009 was $4.1 million, a decrease of $7.2 million compared to $11.3 million in 2008, which was an increase of $8.2 million compared to $3.1 million in 2007. The decrease in interest expense in 2009 compared to 2008 is attributable to the changes in interest rates. The increase in interest expense in 2008 compared to 2007 relates to the increased borrowings undertaken by the Company in 2007, primarily associated with paying the one-time special dividend.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded a translation loss of approximately $2.6 million and a translation gain of approximately $10.5 million and $41,000, respectively, related to intercompany loans and foreign denominated balance sheet accounts.

Occasionally, the Company will provide financing to its subsidiaries in the form of an intercompany loan which is required to be repaid in U.S. dollars. For its subsidiaries whose functional currency is something other than the U.S. dollar, the translated balance of the financing (liability) is adjusted upward or downward to match the U.S.-dollar obligation (receivable) on the Company's financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As a result of these financing arrangements, the Company recorded a foreign currency transactional gain on the Company's financing for the years ended December 31, 2008 and 2007 of $2.2 million and $3.4 million, respectively.

On October 31, 2008, the Company repaid its loan associated with its International Services segment of £33.0 million, or approximately $54.1 million, which it obtained in August 2007. Refer to Note 13 in the consolidated financial statements for more information on the long-term financing arrangement.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and British Pounds Sterling (BPS). As the Company translates the foreign-denominated cash balances into U.S. dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a net translation loss of approximately $2.6 million, a net translation gain of approximately $8.3 million, and a net translation loss of approximately $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, related to the translation of foreign denominated balance sheet accounts, most of which were cash.

The balance of the Company's foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2009 was approximately $7.6 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $121.2 million, $131.8 million and $143.7 million in 2009, 2008 and 2007, respectively, representing effective income tax rates of 35.5%, 34.6% and 37.8%, respectively. The calculation of the effective tax rate includes noncontrolling interest in consolidated subsidiaries' net income and equity in income of equity investments in pretax income.

During 2009, the Company generated foreign net operating loss benefits in excess of its utilization capacity based on both the Company's current operations and with consideration of future tax planning strategies. Additionally, the Company reassessed its need for federal and state valuation allowances based upon these same considerations. Accordingly, the Company experienced a net decrease in its valuation allowance for deferred income tax assets of $6.2 million.

TSYS has adopted the permanent reinvestment exception under ASC 740, *"Income Taxes,"* previously referred to as Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

In 2009, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net increase in tax contingency amounts of approximately $0.6 million.

Equity in Income of Equity Investments

TSYS' share of income from its equity in equity investments was $7.0 million, $7.4 million and $5.5 million for 2009, 2008 and 2007, respectively. Refer to Note 11 in the consolidated financial statements for more information on equity investments.

(Loss) Income from Discontinued Operations, net of tax

(Loss) Income from discontinued operations, net of tax contains the operating results of TDM and the loss on the sale in 2009 of TDM. Final adjustments related to the sale, if any, are expected to be included in the financial results of 2010. Refer to Note 2 in the consolidated financial statements for more information on discontinued operations.

Net Income

Net income decreased 13.9% to $215.2 million (basic and diluted EPS of $1.09) in 2009, compared to 2008. In 2008, net income increased 5.3% to $250.1 million (basic and diluted EPS of $1.26), compared to $237.4 million (basic and diluted EPS of $1.20) in 2007.

Non-GAAP Financial Measures

Management evaluates the Company's operating performance based upon operating and net profit margins excluding reimbursable items, a non-generally accepted accounting principles (GAAP) measure. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS' financial performance against budget. TSYS believes that these non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results.

TSYS believes that these non-GAAP financial measures are representative measures of comparative financial performance that reflect the economic substance of TSYS' current and ongoing business operations. Although non-GAAP financial measures are often used to measure TSYS' operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

TSYS believes that its use of these non-GAAP financial measures provides investors with the same key financial performance indicators that are utilized by management to assess TSYS' operating results, evaluate the business and make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures in order to allow shareholders and potential investors an opportunity to see TSYS as viewed by management, assess TSYS with some of the same tools that management utilizes internally and compare such information with prior periods.

Profit Margins and Reimbursable Items

Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients. TSYS believes that the presentation of GAAP financial measures alone would not provide its shareholders and potential investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. TSYS therefore believes that inclusion of these non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, manage its budget and allocate its resources.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2009, 2008 and 2007:

(in thousands)	**2009**	2008	2007
Operating income	**$ 342,033**	368,675	349,135
Net income attributable to TSYS	**$ 215,213**	250,100	237,443
Total revenues	**$1,688,062**	1,721,646	1,662,450
Less reimbursable items	**270,178**	264,892	273,594
Revenues before reimbursable items	**$1,417,884**	1,456,754	1,388,856
Operating margin (as reported)	**20.3%**	21.4%	21.0%
Net profit margin (as reported)	**12.8%**	14.5%	14.3%
Adjusted operating margin	**24.1%**	25.3%	25.1%
Adjusted net profit margin	**15.2%**	17.2%	17.1%

Projected Outlook for 2010

As compared to 2009, TSYS expects its 2010 net income to decline by 15%-13% and expects 2010 total revenues to decline by 4%-2%, based on the following assumptions: (1) there will be no significant movements in LIBOR and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) anticipated levels in employment, technology and other expenses, which are included in 2010 estimates, will be accomplished; (3) there will be no significant movement in foreign currency exchange rates related to TSYS' business during 2010; (4) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (5) there will be no deconversions of large clients during the year other than as previously announced; and (6) the economy will not worsen during 2010.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,		
(in thousands)	**2009**	2008	2007
Net income	**$219,176**	251,676	239,419
Depreciation and amortization	**156,471**	164,643	156,465
Loss on disposal of subsidiary	**5,713**	—	—
Other noncash items and charges, net	**21,346**	6,452	(2,572)
Dividends from equity investments	**4,942**	6,421	2,994
Net change in current and other assets and current and other liabilities	**15,489**	(76,357)	(61,444)
Net cash provided by operating activities	**$423,137**	352,835	334,862

TSYS' main source of funds is derived from operating activities, specifically net income. The increase in 2009, as compared to 2008, in net cash provided by operating activities was primarily the result of the net change in current and other assets and current and other liabilities. The increase in 2008, as compared to 2007, in net cash provided by operating activities was primarily the result of increased earnings and other noncash items and charges.

Net change in current and other assets and current and other liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments, funding of performance-based incentives and payments of vendor invoices.

During 2007, the Company recognized impairment charges on property of $538,000 and contract acquisition costs of $620,000. Refer to Notes 7, 8 and 9 in the consolidated financial statements for more information on the impairment of developed software, property and contract acquisition costs.

Dividends Received from Equity Investments

Total cash dividends received from equity investments was $4.9 million in 2009, compared to $6.4 million and $3.0 million in 2008 and 2007, respectively.

Cash Flows from Investing Activities

	Years Ended December 31,		
(in thousands)	**2009**	2008	2007
Purchases of property and equipment, net	**$ (34,017)**	(47,969)	(55,274)
Additions to licensed computer software from vendors	**(20,059)**	(31,499)	(33,382)
Additions to internally developed computer software	**(31,445)**	(21,777)	(17,785)
Proceeds from disposition, net of expenses paid and cash disposed	**1,979**	—	—
Cash used in acquisitions and equity investments, net of cash acquired	**(294)**	(50,017)	(12,552)
Subsidiary repurchase of noncontrolling interest	**—**	(343)	—
Additions to contract acquisition costs	**(35,596)**	(41,456)	(22,740)
Net cash used in investing activities	**$(119,432)**	(193,061)	(141,733)

The major uses of cash for investing activities in 2009 was for additions to contract acquisition costs, equipment, licensed computer software from vendors and internally developed software. The major uses of cash for investing activities in 2008 was for the purchase of Infonox, the purchase of property and equipment and additions to licensed computer software from vendors. The major uses of cash for investing activities in 2007 was for the purchase of property and equipment and additions to licensed computer software from vendors.

Property and Equipment

Capital expenditures for property and equipment were $34.0 million in 2009, compared to $48.0 million in 2008 and $55.3 million in 2007. The majority of capital expenditures in 2009, 2008 and 2007 related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $20.1 million in 2009, compared to $31.5 million in 2008 and $33.4 million in 2007.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of processing systems, were $31.4 million in 2009, $21.8 million in 2008 and $17.8 million in 2007.

The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as Infonox.

Cash Used in Acquisitions

In 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.6 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company has allocated approximately $29.1 million to goodwill. Refer to Note 24 in the consolidated financial statements for more information on Infonox.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company's processing systems. The Company's investments in contract acquisition costs were $35.6 million in 2009, $41.5 million in 2008 and $22.8 million in 2007. The Company made cash payments for processing rights of $9.3 million, $20.1 million and $13.5 million in 2009, 2008 and 2007, respectively. Conversion cost additions were $26.3 million, $21.4 million and $9.3 million in 2009, 2008 and 2007, respectively. The increase in the amount of conversion cost additions for 2008, as compared to 2007, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	**2009**	2008	2007
Proceeds from borrowings of long-term debt	**$ 5,334**	18,575	263,946
Principal payments on long-term debt borrowings and capital lease obligations	**(18,869)**	(67,631)	(4,816)
Dividends paid on common stock	**(55,207)**	(55,449)	(655,246)
Repurchase of common stock	**(329)**	(35,698)	—
Other	**(227)**	117	19,412
Net cash used in financing activities	**$(69,298)**	(140,086)	(376,704)

The major uses of cash for financing activities have been the payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2009 was $69.3 million primarily as a result of payments of cash dividends. The Company used $140.1 million in cash for financing activities for the year ended December 31, 2008 primarily for payments on long-term debt and capital lease obligations and the purchase of common stock. Net cash used in financing activities for the year ended December 31, 2007 was $376.7 million primarily as a result of payments of cash dividends. Refer to Note 13 in the consolidated financial statements for more information on the long-term debt financing. Refer to Note 25 in the consolidated financial statements for more information on the spin-off.

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2008, TSYS purchased 2.0 million shares of TSYS common stock through open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. As of December 31, 2009, the Company has approximately 6.9 million shares remaining that could be repurchased under the stock repurchase plan.

Financing

In April 2009, the Company repaid its International Services' loan of £1.3 million, or approximately $1.8 million, which it obtained in May 2008. Refer to Note 13 in the consolidated financial statements for more information on the note.

On October 31, 2008, the Company repaid its International Services' loan of £33.0 million, or approximately $54.1 million, which it obtained in August 2007. Refer to Note 13 in the consolidated financial statements for more information on the long-term financing arrangement.

On October 30, 2008, the Company's International Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three-year loan to finance activities in Japan. The rate is the London Interbank Offered Rate (LIBOR) plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. In January 2009, the Company made an additional draw down of ¥250 million, or approximately $2.8 million. In April 2009, the Company made an additional draw down of ¥250 million, or approximately $2.5 million. Refer to Note 13 in the consolidated financial statements for more information on the note.

In January 2008, the Company repaid its International Services' loan of $2.1 million that it acquired in January 2007. Refer to Note 13 in the consolidated financial statements for more information on the note.

In December 2007, TSYS entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252.0 million five year unsecured revolving credit facility and a $168.0 million unsecured term loan. The proceeds from the credit facility will be used for working capital and other corporate purposes, including to finance the repurchase by TSYS of its capital stock. Refer to Note 13 in the consolidated financial statements for more information on the long-term debt financing. As of December 31, 2009, the Company has not drawn on the $252.0 million credit facility.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%. Refer to Note 13 in the consolidated financial statements for further information on long-term debt.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. Refer to Note 13 of the consolidated financial statements for more information regarding the long-term financing arrangement between TSYS Managed Services and Merchants. At the end of December 2009, the balance of the financing arrangement was approximately £504,000, or approximately $804,000.

Dividends

Dividends on common stock of $55.2 million were paid in 2009, compared to $55.4 million and $655.2 million in 2008 and 2007, respectively.

In connection with the spin-off in December 2007, TSYS shareholders received a special cash dividend of approximately $3.03 per share.

Significant Noncash Transactions

During 2009, 2008 and 2007, the Company issued 513,920, 697,911 and 241,260 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors under nonvested shares for services to be provided in the future by such individuals. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

Refer to Notes 16 and 23 in the consolidated financial statements for more information on share-based compensation and significant noncash transactions.

Additional Cash Flow Information

Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These "off-balance sheet" arrangements obligate TSYS to make payments for computer equipment, software and facilities. These computer and software lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need.

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2009, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period				
(in millions)	**Total**	**1 Year or Less**	**2 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Operating leases	$196.6	103.6	64.3	14.1	14.6
Debt obligations	199.4	7.0	192.4	—	—
Capital lease obligations	19.0	6.2	10.6	2.2	—
Total contractual cash obligations	$415.0	116.8	267.3	16.3	14.6

Income Taxes

The total liability (with state amounts tax effected) for uncertain tax positions under ASC 740, *"Income Taxes,"* previously referred to as FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,"* at December 31, 2009 is $5.0 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect a significant payment related to these obligations within the next year.

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency exchange rates. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company continues to analyze potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 3.7:1. At December 31, 2009, TSYS had working capital of $590.1 million, compared to $389.4 million in 2008 and $43.9 million in 2007.

Legal Proceedings

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when these matters present loss contingencies that TSYS determines to be both probable and reasonably estimable.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS' belief with respect to its percentage of market share of specified markets; (ii) TSYS' expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS; (iii) TSYS' expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (iv) the Board's intention to continue to pay cash dividends on TSYS stock; (v) TSYS' expected decline in revenues and net income for 2010; (vi) TSYS' belief with respect to contractual commitments, lawsuits, claims and other complaints; (vii) the expected financial impact of recent accounting pronouncements; (viii) TSYS' expectation with respect to certain tax matters; (ix) TSYS' expected acquisition of 51% ownership of First National Merchants Solutions, LLC; and the assumptions underlying such statements, including, with respect to TSYS' expected decline in net income for 2010: (a) there will be no significant movements in LIBOR and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (b) anticipated levels in employment, technology and other expenses, which are included in 2010 estimates, will be accomplished; (c) there will be no significant movement in foreign currency exchange rates related to TSYS' business during 2010; (d) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (e) there will be no deconversions of large clients during the year other than as previously announced; and (f) the economy will not worsen during 2010. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "estimates," "projects," "plans," "may," "could," "should," "would," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS' ability to control or predict. These factors include, but are not limited to:

- movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected;
- TSYS incurs expenses associated with the signing of a significant client;
- internal growth rates for TSYS' existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise;
- TSYS does not convert and deconvert clients' portfolios as scheduled;
- adverse developments with respect to foreign currency exchange rates;
- adverse developments with respect to entering into contracts with new clients and retaining current clients;
- continued consolidation and turmoil in the financial services industry throughout 2010, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS clients and the nationalization or seizure by banking regulators of TSYS clients;
- TSYS is unable to control expenses and increase market share, both domestically and internationally;

- adverse developments with respect to the credit card industry in general, including a decline in the use of credit cards as a payment mechanism;
- TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending;
- the impact of potential and completed acquisitions, including the costs associated therewith and their being more difficult to integrate than anticipated;
- the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;
- the impact of the application of and/or changes in accounting principles;
- TSYS' inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;
- TSYS' inability to anticipate and respond to technological changes, particularly with respect to e-commerce;
- changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts or reduce the market for or value of its products;
- successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;
- the material breach of security of any of our systems;
- overall market conditions;
- the loss of a major supplier;
- the impact on TSYS' business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;
- other risk factors described in the "Risk Factors" and other sections of TSYS' Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and other filings with the Securities and Exchange Commission; and
- TSYS' ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Subsequent Events

On March 1, 2010, TSYS signed an Investment Agreement with First National Bank of Omaha of Omaha, Nebraska pursuant to which the parties intend to enter into a joint venture arrangement in connection with the expected acquisition by TSYS of 51-percent ownership of a newly formed company named First National Merchant Solutions, LLC for approximately $150.5 million. First National Merchant Solutions is the name under which First National Bank of Omaha currently conducts its merchant activities.

First National Merchant Solutions offers transaction processing, merchant support and underwriting, as well as business and value-added services, and has a 57-year history in the acquiring industry. First National Merchant Solutions has more than 300,000 merchant outlets in its diverse portfolio.

Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents (Note 5)	**$ 449,955**	211,365
Restricted cash	**46,190**	31,128
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $6.8 million and $8.0 million at 2009 and 2008, respectively	**231,325**	246,767
Deferred income tax assets (Note 20)	**11,302**	22,793
Prepaid expenses and other current assets (Note 6)	**72,124**	88,612
Current assets of discontinued operations	**—**	24,569
Total current assets	**810,896**	625,234
Property and equipment, net of accumulated depreciation and amortization (Notes 7 and 22)	**289,198**	291,341
Computer software, net of accumulated amortization (Note 8)	**197,134**	202,038
Contract acquisition costs, net of accumulated amortization (Note 9)	**128,038**	131,568
Goodwill (Note 10)	**168,121**	165,995
Equity investments (Note 11)	**75,495**	74,012
Other intangible assets, net of accumulated amortization (Note 12)	**14,132**	17,452
Other assets	**27,940**	35,139
Long-term assets of discontinued operations	**—**	7,245
Total assets	**$1,710,954**	1,550,024
Liabilities		
Current liabilities:		
Accrued salaries and employee benefits	**$ 32,457**	46,701
Accounts payable	**21,729**	32,440
Current portion of long-term debt (Note 13)	**6,988**	8,575
Current portion of obligations under capital leases (Note 13)	**6,289**	6,344
Other current liabilities (Note 14)	**153,316**	130,751
Current liabilities of discontinued operations	**—**	10,993
Total current liabilities	**220,779**	235,804
Long-term debt, excluding current portion (Note 13)	**192,367**	196,295
Deferred income tax liabilities (Note 20)	**47,162**	60,573
Obligations under capital leases, excluding current portion (Note 13)	**12,756**	13,576
Other long-term liabilities	**48,443**	40,709
Long-term liabilities of discontinued operations	**—**	2,217
Total liabilities	**521,507**	549,174
Equity		
Shareholders' equity (Notes 15, 16, 17 and 18):		
Common stock — $0.10 par value. Authorized 600,000 shares; 200,860 and 200,354 issued at 2009 and 2008, respectively; 197,180 and 196,702 outstanding at 2009 and 2008, respectively	**20,086**	20,036
Additional paid-in capital	**139,742**	126,889
Accumulated other comprehensive income (loss), net	**5,673**	(6,627)
Treasury stock (shares of 3,680 and 3,652 at 2009 and 2008, respectively)	**(69,950)**	(69,641)
Retained earnings	**1,080,250**	920,292
Total shareholders' equity	**1,175,801**	990,949
Noncontrolling interests in consolidated subsidiaries	**13,646**	9,901
Total equity	**1,189,447**	1,000,850
Commitments and contingencies (Note 19)		
Total liabilities and equity	**$1,710,954**	1,550,024

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

(in thousands, except per share data)	Years Ended December 31, 2009	2008	2007
Revenues:			
Electronic payment processing services (includes $5.6 million from related parties for 2007)	**$ 946,298**	995,430	959,836
Merchant services	**277,434**	261,537	267,844
Other services (includes $9.0 million from related parties for 2007)	**194,152**	199,787	161,176
Reimbursable items (includes $2.5 million from related parties for 2007)	**270,178**	264,892	273,594
Total revenues (Notes 4 and 22)	**1,688,062**	1,721,646	1,662,450
Expenses:			
Salaries and other personnel expenses (Notes 16 and 21)	**581,650**	586,295	559,336
Net technology and facilities expenses	**301,820**	297,265	270,553
Spin-related expenses (Note 25)	**—**	11,140	13,526
Other operating expenses (includes $9.5 million to related parties for 2007)	**192,381**	193,379	196,306
Reimbursable items	**270,178**	264,892	273,594
Total expenses (Note 4)	**1,346,029**	1,352,971	1,313,315
Operating income	**342,033**	368,675	349,135
Nonoperating (expenses) income (includes $16.5 million from related parties for 2007) (Note 4)	**(3,441)**	5,772	24,009
Income from continuing operations before income taxes and equity in income of equity investments	**338,592**	374,447	373,144
Income taxes (Note 20)	**121,238**	131,206	142,070
Income from continuing operations before equity in income of equity investments	**217,354**	243,241	231,074
Equity in income of equity investments (Note 11)	**6,985**	7,397	5,516
Income from continuing operations, net of tax	**224,339**	250,638	236,590
(Loss) income from discontinued operations, net of tax	**(5,163)**	1,038	2,829
Net income	**219,176**	251,676	239,419
Net income attributable to noncontrolling interests	**(3,963)**	(1,576)	(1,976)
Net income attributable to TSYS	**$ 215,213**	250,100	237,443
Basic earnings per share (EPS)* (Note 27):			
Income from continuing operations	**$ 1.12**	1.26	1.19
(Loss) income from discontinued operations	**(0.03)**	0.01	0.01
Net income	**$ 1.09**	1.26	1.20
Diluted EPS*:			
Income from continuing operations	**$ 1.12**	1.26	1.19
(Loss) income from discontinued operations	**(0.03)**	0.01	0.01
Net income	**$ 1.09**	1.26	1.20
Amounts attributable to TSYS common shareholders:			
Income from continuing operations, net of tax	**$ 220,376**	249,062	234,614
(Loss) income from discontinued operations, net of tax	**(5,163)**	1,038	2,829
Net income	**$ 215,213**	250,100	237,443

* Note: Basic and diluted EPS amounts for continuing operations and net income may not total due to rounding.

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net income	**$ 219,176**	251,676	239,419
Adjustments to reconcile net income to net cash provided by operating activities:			
Net loss (gain) on foreign currency translation	**2,607**	(10,481)	(41)
Equity in income of equity investments, net of tax	**(6,985)**	(7,397)	(5,516)
Dividends received from equity investments (Note 4)	**4,942**	6,421	2,994
Share-based compensation	**16,128**	24,733	18,620
Excess tax benefit from share-based payment arrangements	**(6)**	(90)	(8,507)
Depreciation and amortization	**156,471**	164,643	156,465
Amortization of debt issuance costs	**154**	154	—
Asset impairments	**—**	—	1,158
Provisions for bad debt expenses and billing adjustments	**6,381**	618	1,231
Charges for transaction processing provisions	**6,556**	3,172	35
Deferred income tax (benefit) expense	**(3,864)**	(4,439)	(10,052)
Loss on disposal of equipment, net	**375**	182	500
Loss on disposal of subsidiary	**5,713**	—	—
Changes in operating assets and liabilities:			
Accounts receivable	**10,807**	(15,490)	(10,796)
Prepaid expenses, other current assets and other assets	**27,893**	(48,024)	(14,870)
Accounts payable	**(11,883)**	4,550	10,080
Accrued salaries and employee benefits	**(11,697)**	(25,267)	4,445
Other current liabilities and other liabilities	**369**	7,874	(50,303)
Net cash provided by operating activities	**423,137**	352,835	334,862
Cash flows from investing activities:			
Purchases of property and equipment, net	**(34,017)**	(47,969)	(55,274)
Additions to licensed computer software from vendors	**(20,059)**	(31,499)	(33,382)
Additions to internally developed computer software	**(31,445)**	(21,777)	(17,785)
Proceeds from disposition, net of expenses paid and cash disposed	**1,979**	—	—
Cash used in acquisitions and equity investments, net of cash acquired	**(294)**	(50,017)	(12,552)
Subsidiary repurchase of minority interest	**—**	(343)	—
Additions to contract acquisition costs	**(35,596)**	(41,456)	(22,740)
Net cash used in investing activities	**(119,432)**	(193,061)	(141,733)
Cash flows from financing activities:			
Proceeds from borrowings	**5,334**	18,575	263,946
Excess tax benefit from share-based payment arrangements	**6**	90	8,507
Principal payments on long-term debt borrowings and capital lease obligations	**(18,869)**	(67,631)	(4,816)
Dividends paid on common stock (includes $528.4 million to a related party for 2007) (Note 4)	**(55,208)**	(55,449)	(655,246)
Subsidiary dividends paid to noncontrolling shareholders	**(235)**	(241)	—
Proceeds from exercise of stock options	**2**	268	11,672
Debt issuance costs	**—**	—	(767)
Repurchases of common stock	**(328)**	(35,698)	—
Net cash used in financing activities	**(69,298)**	(140,086)	(376,704)
Cash and cash equivalents:			
Effect of exchange rate changes on cash and cash equivalents	**(4,470)**	(10,188)	4,970
Net increase (decrease) in cash and cash equivalents	**229,937**	9,500	(178,605)
Cash and cash equivalents at beginning of year	**220,018**	210,518	389,123
Cash and cash equivalents at end of year	**$ 449,955**	220,018	210,518
Supplemental cash flow information:			
Cash paid for interest	**$ 3,368**	11,299	2,670
Cash paid for income taxes, net of refunds	**$ 104,004**	151,165	176,141

Significant noncash transactions (Note 23)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity and Comprehensive Income

(in thousands, except per share data)	TSYS Shareholders						Noncontrolling Interests	Total Equity
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings		
	Shares	Dollars						
Balance as of December 31, 2006	198,676	$ 19,868	$ 66,677	$ 20,641	$ (35,233)	$ 1,145,407	$ 6,229	$ 1,223,589
Cumulative effect of adoption of FIN 48 (Note 20)	—	—	—	—	—	(1,969)		(1,969)
Comprehensive income:								
Net income	—	—	—	—	—	237,443	1,976	239,419
Other comprehensive income, net of tax (Note 18):								
Foreign currency translation	—	—	—	7,632	—	—	375	8,007
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	49	—	—	—	49
Other comprehensive income								8,056
Comprehensive income								247,475
Common stock issued from treasury shares for exercise of stock options (Note 17)	—	—	314	—	1,095	—	—	1,409
Common stock issued for exercise of stock options (Note 16)	752	75	10,188	—	—	—	—	10,263
Common stock issued for nonvested awards (Note 16)	225	22	(22)	—	—	—	—	—
Common stock issued under commitment to charitable foundation	7	1	99	—	—	—	—	100
Difference in carrying value of asset transferred from related party	—	—	371	—	—	—	—	371
Share-based compensation (Note 16)	—	—	18,430	—	—	—	—	18,430
Cash dividends declared ($3.31 per share)	—	—	—	—	—	(655,320)	—	(655,320)
Tax benefits associated with share based payment arrangements	—	—	8,705	—	—	—	—	8,705
Balance as of December 31, 2007	199,660	19,966	104,762	28,322	(34,138)	725,561	8,580	853,053
Comprehensive income:								
Net income	—	—	—	—	—	250,100	1,576	251,676
Other comprehensive (loss) income, net of tax (Note 18):								
Foreign currency translation	—	—	—	(35,060)	—	—	(255)	(35,315)
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	111	—	—	—	111
Other comprehensive (loss) income								(35,204)
Comprehensive income								216,472
Common stock issued from treasury shares for exercise of stock options (Note 17)	—	—	30	—	195	—	—	225
Common stock issued for exercise of stock options (Note 16)	2	1	42	—	—	—	—	43
Common stock issued for nonvested awards (Note 16)	692	69	(69)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	24,584	—	—	—	—	24,584
Cash dividends declared ($0.28 per share)	—	—	—	—	—	(55,369)	—	(55,369)
Purchase of treasury shares (Note 17)	—	—	—	—	(35,698)	—	—	(35,698)
Pre-spin tax benefits adjustment	—	—	(1,820)	—	—	—	—	(1,820)
Tax shortfalls associated with share based payment arrangements	—	—	(640)	—	—	—	—	(640)
Balance as of December 31, 2008	200,354	20,036	126,889	(6,627)	(69,641)	920,292	9,901	1,000,850
Comprehensive income:								
Net income	—	—	—	—	—	**215,213**	**3,963**	**219,176**
Other comprehensive (loss) income, net of tax (Note 18):								
Foreign currency translation	—	—	—	**12,145**	—	—	**(218)**	**11,927**
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	**155**	—	—	—	**155**
Other comprehensive income								**12,082**
Comprehensive income								**231,258**
Common stock issued from treasury shares for exercise of stock options (Note 17)	—	—	**(17)**	—	**19**	—	—	**2**
Common stock issued for nonvested awards (Note 16)	**506**	**50**	**(50)**	—	—	—	—	—
Share-based compensation (Note 16)	—	—	**16,225**	—	—	—	—	**16,225**
Cash dividends declared ($0.28 per share)	—	—	—	—	—	**(55,255)**	—	**(55,255)**
Purchase of treasury shares (Note 17)	—	—	—	—	**(328)**	—	—	**(328)**
Tax shortfalls associated with share based payment arrangements	—	—	**(3,305)**	—	—	—	—	**(3,305)**
Balance as of December 31, 2009	**200,860**	**$20,086**	**$139,742**	**$ 5,673**	**$(69,950)**	**$1,080,250**	**$13,646**	**$1,189,447**

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS: Total System Services, Inc. (TSYS or the Company) provides electronic payment processing, merchant services and related services to financial and nonfinancial institutions. The Company's services are provided through the Company's three operating segments: North America Services, International Services and Merchant Services. Through the Company's North America Services and International Services segments, TSYS processes information through its cardholder systems to financial institutions throughout the United States and internationally. The Company's North America Services segment provides these services in the United States to clients in the United States, Canada, Mexico and the Caribbean.

The Company's International Services segment provides services in England, Japan and Brazil to clients in the United States, Europe, Asia Pacific and Brazil.

The Company's Merchant Services segment provides merchant services to financial institutions and other organizations, predominately in the United States.

As a result of the sale of TSYS Total Debt Management, Inc. (TDM), as discussed in Note 2, the Company's financial statements reflect TDM as discontinued operations. The Company segregated the net assets, net liabilities and operating results from continuing operations in the Consolidated Balance Sheets and Consolidated Statements of Income for all periods presented.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined in accordance with the provisions of Accounting Standards Codification (ASC) 810, *"Consolidation,"* previously referred to as the Financial Accounting Standards Board's (FASB's) Interpretation No. 46(R), *"Consolidation of Variable Interest Entities,"* and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC 810.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer or other significant client, loss of a major supplier, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, the impact of the application of and/or changes in accounting principles, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, disruption of the Company's international operations, breach of the Company's security systems, a decline in the financial stability of the Company's clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.

CASH EQUIVALENTS: Investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $6.8 million and $8.0 million at December 31, 2009 and December 31, 2008, respectively.

TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior experience of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company's consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records an allowance for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company's consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with the provisions of ASC 205, *"Presentation of Financial Statements,"* previously referred to as Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

LICENSED COMPUTER SOFTWARE: The Company licenses software that is used in providing electronic payment processing, merchant services and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called "MIPS agreements"). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with ASC 205.

ACQUISITION TECHNOLOGY INTANGIBLES: These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. The provisions of ASC 350, *"Intangibles — Goodwill and Other,"* previously referred as SFAS No. 142, *"Goodwill and Other Intangible Assets,"* require that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with ASC 205. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to net technology and facilities expenses in the Company's consolidated statements of income.

SOFTWARE DEVELOPMENT COSTS: In accordance with the provisions of ASC 985, *"Software,"* previously referred to as SFAS No. 86, *"Computer Software to be Sold, Leased or Otherwise Marketed,"* software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon the provisions of ASC 350, previously referred to as Statement of Position (SOP) No. 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 104, *"Revenue Recognition"* and ASC 605, *"Revenue Recognition,"* previously referred to as FASB Technical Bulletin No. 90-1, *"Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."* The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the provisions of ASC 605, previously referred to as the FASB's Emerging Issues Task Force (EITF) No. 01-9, *"Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products)."* All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the expected customer relationship (contract term) beginning when the client's cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company's consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company's consolidated statements of income.

The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (contractual costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company's actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

EQUITY INVESTMENTS: TSYS' 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually in accordance with the provisions of ASC 350. ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 205.

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with the provisions of ASC 323, *"Investments — Equity Method and Joint Ventures,"* previously referred to as Accounting Principles Board (APB) Opinion No. 18, *"The Equity Method of Accounting for Investments in Common Stock,"* shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with ASC 350, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of ASC 323. Equity method goodwill, which is not reported as goodwill in the Company's consolidated balance sheet, but is reported as a component of the equity investment, was $47.0 million at December 31, 2009.

At December 31, 2009, the Company had unamortized goodwill in the amount of $168.1 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2009, 2008 and 2007, respectively.

OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. ASC 350 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 205. Amortization expenses are charged to other operating expenses in the Company's consolidated statements of income.

FAIR VALUES OF FINANCIAL INSTRUMENTS: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair value of the Company's long-term debt and obligations under capital leases is not significantly different from its carrying value.

Investments in equity investments are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in equity investments exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with ASC 205, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded an accrual for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company's consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

NONCONTROLLING INTEREST: In December 2007, the FASB issued authoritative guidance under ASC 810, *"Consolidation,"* previously referred to as SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51."* ASC 810 changes the accounting for noncontrolling (minority) interests in consolidated financial statements, including the requirements to classify noncontrolling interests as a component of consolidated shareholders' equity, the elimination of "minority interest" accounting in results of operations and changes in the accounting for both increases and decreases in a parent's controlling ownership interest.

Noncontrolling interest in earnings of subsidiaries represents the minority shareholders' share of the net income or loss of GP Net and TSYS Managed Services EMEA Ltd. (TSYS Managed Services). The noncontrolling interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services. TSYS has adopted the accounting policy to recognize gains or losses on equity transactions of a subsidiary as a capital transaction.

FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company's Mexican and Chinese equity investments, the Company's wholly owned subsidiaries and the Company's majority owned subsidiaries, as well as the Company's division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax when applicable, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME: The provisions of ASC 220, *"Comprehensive Income,"* previously referred to as SFAS No. 130, *"Reporting Comprehensive Income,"* require companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of equity and comprehensive income.

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued authoritative guidance under ASC 815, *"Derivatives and Hedging,"* previously referred to as SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* In June 2000, the FASB issued authoritative guidance under ASC 815, previously referred to as SFAS No. 138, *"Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133."* ASC 815 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2009.

REVENUE RECOGNITION: The Company's electronic payment processing services revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. Processing contracts generally range from three to ten years in length and provide for penalties for early termination.

The Company's merchant services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized for merchant services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

The Company recognizes revenues in accordance with the provisions of SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the provisions of ASC 605, previously referred to as FASB's EITF 00-21, *"Revenue Arrangements with Multiple Deliverables."* ASC 605 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company's control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.

The Company's other service revenues are derived from commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company's long-term processing contracts. Revenue is recognized on these other services as the services are performed, either on a per unit or a fixed price basis.

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

REIMBURSABLE ITEMS: Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company's clients. These expenses consist primarily of postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the provisions of ASC 605, previously referred to as FASB's EITF No. 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."*

COST OF SERVICES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: The Company's operating expenses consists of cost of services and selling, general and administrative expenses. The Company presents these expenses as employment, technology and facilities and other expenses. Overall, the Company believes its expenses consist predominately of cost of sales type expenses, while selling, general and administrative expenses are insignificant.

In 2010, the Company will begin presenting its statement of income in the cost of services and selling, general and administrative expense format.

SHARE-BASED COMPENSATION: In December 2004, the FASB issued authoritative guidance under ASC 718, *"Compensation — Stock Compensation,"* previously referred to as SFAS No. 123 (Revised), *"Share-Based Payment (Revised)."* ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

ASC 718 is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. ASC 718 requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under the provisions of ASC 718, previously referred to as SFAS No. 123, *"Accounting for Stock-Based Compensation,"* for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options (including both TSYS options and Synovus options to TSYS employees), as well as expenses associated with nonvested shares. In the future, the Company expects nonvested share awards to replace stock options as TSYS' primary method of share-based compensation. TSYS adopted the provisions of ASC 718 effective January 1, 2006 using the modified-prospective-transition method.

ASC 718 requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occured. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS share-based awards (including Synovus options to TSYS employees). Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders' equity in the Company's consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES: The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. The provisions of ASC 840, *"Leases,"* previously referred to as SFAS No. 13, *"Accounting for Leases,"* establish standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

Rental payments on operating leases are charged to expense over the lease term. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Certain of the Company's operating leases are for office space. The Company will make various alterations (leasehold improvements) to the office space and capitalize these costs as part of property and equipment. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

ADVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2009, 2008 and 2007 was $327,000, $1.2 million and $1.1 million, respectively.

INCOME TAXES: Income taxes reflected in TSYS' consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries through the year ended December 31, 2009. A consolidated U.S. federal income tax return was filed for Synovus Financial Corp. (Synovus) and its majority owned subsidiaries, including TSYS, through the year ended December 31, 2007. Income tax returns are also filed in foreign jurisdictions where TSYS has a foreign affiliate.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Contingency reserves are periodically established where the amount of the contingency can be reasonably determined and is likely to occur. Reductions in contingency reserves are recognized when tax disputes are settled or examination periods lapse.

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income.

TSYS adopted the authoritative guidance under ASC 740, *"Income Taxes,"* previously referred to as FASB Interpretation No. 48, *"Accounting for Income Taxes — an Interpretation of FASB Statement 109,"* on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

EARNINGS PER SHARE: In June 2008, the FASB issued authoritative guidance under ASC 260, *"Earnings Per Share,"* previously referred to as FASB Staff Position EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities."* The guidance under ASC 260 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are "participating securities" as defined in ASC 260, previously referred to as EITF 03-6, *"Participating Securities and the Two-Class Method under FASB Statement No. 128, "Earnings per Share,"* and therefore should be included in computing earnings per share (EPS) using the two-class method.

The two-class method is an earnings allocation method for computing EPS when an entity's capital structure includes two or more classes of common stock or common stock and participating securities. It determines EPS based on dividends declared on common stock and participating securities and participation rights of participating securities in any undistributed earnings. The guidance under ASC 260 was effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods. The impact on 2008 EPS (as recast to show retroactive adoption of ASC 260) caused basic and diluted EPS to be lower by $0.01. The impact on 2007 caused basic EPS to be lower by $0.01.

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

Accounting Standards Update 2010-01, "Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force)"

In January 2010, the FASB issued Accounting Standards Update 2010-01 (ASU 2010-01), *"Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force),"* which provides guidance on accounting for distributions to shareholders with components of stock and cash, clarifying that in calculating EPS, an entity should account for the share portion of the distribution as a stock issuance and not as a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, with retrospective application to all prior periods. The Company does not expect the impact of adopting ASU 2010-01 on its financial position, results of operations and cash flows to be material.

NOTE 2 Discontinued Operations

The Company sold TDM on August 31, 2009. Final adjustments related to the sale, if any, are expected to be included in 2010 results. The decision to sell the TDM business was the result of management's decision to divest non-strategic businesses and focus resources on core products and services. TDM was part of the North America Services segment.

In accordance with the provisions of ASC 205, *"Presentation of Financial Statements"* (previously referred to as SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets")*, the Company determined that the TDM business became a discontinued operation in the first quarter of 2009.

The following table presents the summarized results of discontinued operations for the years ended December 31, 2009, 2008 and 2007:

(in millions)	**2009**	2008	2007
Other services revenues	**$ 20.2**	35.3	39.3
Reimbursable items	**150.3**	181.7	104.1
Total revenues	**$170.5**	217.0	143.4
Operating (loss) income	**$ (2.9)**	1.5	5.2
Income taxes	**$ (1.0)**	0.6	1.9
(Loss) income from discontinued operations, net of tax	**$ (1.8)**	1.0	2.8
Loss on disposition, net of tax	**(3.4)**	—	—
Subtotal	**$ (5.2)**	1.0	2.8

The Consolidated Statements of Cash Flows include TDM through the date of disposition.

NOTE 3 Fair Value Measurement

ASC 820, *"Fair Value Measurements and Disclosure,"* previously referred to as SFAS No. 157, *"Fair Value Measurements,"* requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant level of inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1 — Quoted prices for identical assets and liabilities in active markets.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs for the asset or liability.

In February 2007, the FASB issued authoritative guidance under ASC 825, *"Financial Instruments,"* previously referred to as SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* ASC 825 permits the Company to choose to measure many financial instruments and certain other items at fair value. Upon adoption of the guidance on January 1, 2008, TSYS did not elect the fair value option for any financial instrument it did not currently report at fair value.

Goodwill and certain intangible assets not subject to amortization are assessed annually for impairment in the second quarter of each year using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds its book value, goodwill is considered not impaired and the second step of the impairment test is unnecessary. If the book value of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the book value of that goodwill. If the book value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The estimate of fair value of the Company's reporting units is determined using various valuation techniques, including using the combination of the income approach and the market approach. The market approach, which contains Level 2 inputs, utilizes readily available market valuation multiples to estimate fair value. The income approach is a valuation technique that utilizes the discounted cash flow (DCF) method, which includes Level 3 inputs. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of the invested capital. Cash flows are estimated for future periods based upon historical data and projections by management.

At December 31, 2009, the Company had unamortized goodwill in the amount of $168.1 million. The Company performed its annual impairment analyses of its unamortized goodwill balance as of May 31, 2009, and this test did not indicate any impairment.

The fair value of the Company's long-term debt and obligations under capital leases is not significantly different from its carrying value.

NOTE 4 Relationships with Affiliated Companies

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, on December 31, 2007 TSYS became a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Note 25 in the consolidated financial statements for further information on the spin.

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company's transactions with Synovus and its affiliates are no longer considered related party transactions. As such, information with respect to 2009 and 2008 transactions is not reported as related party transactions.

The Company provides electronic payment processing and other services to the Company's equity investments, TSYS de México and CUP Data. The amounts associated with these affiliated parties were not material.

The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data. At December 31, 2009, the Company had accounts payable balances of $12,000 associated with related parties.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method investments, TSYS de México and CUP Data.

The table below details revenues derived from affiliated companies for the years ended December 31, 2009, 2008 and 2007:

(in thousands)	**2009**	2008	2007
Electronic payment processing services:			
TSYS de México	**$ 2**	2	3
CB&T	**—**	—	5,431
Synovus and affiliates	**—**	—	124
Total electronic payment processing services	**$ 2**	2	5,558
Other services:			
CB&T	**$ —**	—	7,158
Synovus and affiliates	**—**	—	1,412
Total other services	**$ —**	—	8,570
Reimbursable items:			
TSYS de México	**$ 51**	54	2
CUP Data	**75**	44	88
CB&T	**—**	—	2,067
Synovus and affiliates	**—**	—	298
Total reimbursable items	**$126**	98	2,455

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2009, 2008 and 2007 by expense category:

(in thousands)	**2009**	2008	2007
Salaries and other personnel expense:			
Trustee fees paid to Synovus	**$ —**	—	1,138
Total salaries and other personnel expense	**$ —**	—	1,138
Net technology and facilities expense:			
Rent paid to CB&T by TSYS	**$ —**	—	119
Rent paid to TSYS by CB&T	**—**	—	(39)
Rent paid to TSYS by Synovus	**—**	—	(1,165)
Total net technology and facilities expense	**$ —**	—	(1,085)
Other operating expenses:			
Processing support fees paid to TSYS de México	**$147**	141	141
Management fees paid to Synovus	**—**	—	8,890
Misc. fees paid to Synovus	**—**	—	163
Misc. fees paid to CB&T	**—**	—	259
Banking service fees paid by TSYS to Synovus affiliate banks	**—**	—	12
Data processing service fees paid to TSYS de México	**—**	—	1
Total other operating expenses	**$147**	141	9,466

Nonoperating Income

The Company earned interest income from Synovus affiliate banks for the year ended December 31, 2007 of approximately $16.5 million.

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million in 2007. TSYS received cash dividends from its equity method equity investments of approximately $4.9 million, $6.4 million and $3.0 million in 2009, 2008 and 2007, respectively.

Stock Options

Prior to the spin-off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire approximately 103,000 at a weighted average exercise price of $31.93 shares of Synovus common stock were granted in 2007.

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 16 for more information on stock options.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these outstanding Synovus stock options granted to TSYS employees were converted to TSYS options on December 31, 2007. Refer to Note 16 in the consolidated financial statements for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 5 Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	**2009**	2008
Cash and cash equivalents in domestic accounts	**$403,421**	149,047
Cash and cash equivalents in foreign accounts	**46,534**	62,318
Total	**$449,955**	211,365

The Company maintains accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

At December 31, 2009 and 2008, the Company had $32.2 million and $13.7 million, respectively, of cash and cash equivalents in Money Market accounts that had an original maturity date of 90 days or less. The Company considers cash equivalents to be short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of change in interest rates.

NOTE 6 Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	**2009**	2008
Prepaid expenses	**$14,071**	14,079
Supplies inventory	**10,285**	9,586
Income taxes receivable	**72**	23,752
Other	**47,696**	41,195
Total	**$72,124**	88,612

NOTE 7 Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	**2009**	2008
Computer and other equipment	**$230,633**	223,540
Buildings and improvements	**225,232**	220,696
Furniture and other equipment	**112,636**	116,430
Land	**16,882**	16,556
Other	**12,926**	774
Total property and equipment	**598,309**	577,996
Less accumulated depreciation and amortization	**309,111**	286,655
Property and equipment, net	**$289,198**	291,341

Depreciation and amortization expense related to property and equipment was $50.7 million, $47.9 million and $43.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Depreciation expense includes amounts for equipment acquired under capital lease. The increase in other for 2009 as compared to 2008 is primarily due to the Company's infrastructure requirements in order to support the Company's South America client base. This includes equipment not yet placed in service as well as building improvements.

In September 2007, the Company recognized an impairment loss of $538,000 in net technology and facilities expense related to one of the Company's facilities. The impairment charge of $538,000 is reflected in the North America Services segment.

NOTE 8 Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	**2009**	2008
Licensed computer software	**$383,045**	361,626
Software development costs	**240,992**	208,968
Acquisition technology intangibles	**55,975**	55,156
Total computer software	**680,012**	625,750
Less accumulated amortization:		
Licensed computer software	**292,238**	259,781
Software development costs	**161,682**	142,202
Acquisition technology intangibles	**28,958**	21,729
Total accumulated amortization	**482,878**	423,712
Computer software, net	**$197,134**	202,038

TSYS acquired Infonox on the Web (Infonox) in November 2008. The Company has allocated approximately $21.5 million to acquisition technology intangibles. Refer to Note 24 for more information on Infonox.

Amortization expense related to licensed computer software costs was $31.5 million, $38.7 million and $38.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $20.0 million, $19.8 million and $20.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense related to acquisition technology intangibles was $6.9 million for 2009, $5.9 million for 2008 and $6.0 million for 2007.

The weighted average useful life for each component of computer software, and in total, at December 31, 2009, is as follows:

At December 31, 2009	**Weighted Average Amortization Period (Yrs)**
Licensed computer software	7.0
Software development costs	6.2
Acquisition technology intangibles	7.8
Total	6.8

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2009 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2010	$30,432	24,804	6,447
2011	23,450	20,475	5,941
2012	20,660	15,748	5,232
2013	12,988	11,209	3,305
2014	3,061	7,034	2,920

NOTE 9 Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2009	2008
Payments for processing rights, net	**$ 59,085**	73,201
Conversion costs, net	**68,953**	58,367
Total	**$128,038**	131,568

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $25.5 million, $28.5 million and $24.7 million for 2009, 2008 and 2007, respectively.

Amortization expense related to conversion costs was $17.8 million, $14.4 million and $15.9 million for 2009, 2008 and 2007, respectively.

In March 2007, the Company recognized an impairment loss related to conversion costs of $620,000, which is reflected in the North America Services segment.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2009 is as follows:

At December 31, 2009	Weighted Average Amortization Period (Yrs)
Payments for processing rights	9.4
Conversion costs	6.6
Total	8.2

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2009 for the next five years is:

(in thousands)	Payments for Processing Rights	Conversion Costs
2010	$16,548	17,065
2011	12,923	17,068
2012	10,134	11,684
2013	8,018	8,748
2014	6,123	6,699

NOTE 10 Goodwill

In November 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.5 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company did not make any contingent payments in 2009. The Company has allocated approximately $29.1 million to goodwill. Refer to Note 24 for more information on Infonox.

Effective February 1, 2008, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of TSYS Acquiring. Golden Retriever was previously reported under the North America Services segment. Effective February 1, 2008, the financial results of Golden Retriever were included in the Merchant Services segment. As a result, the Company reallocated approximately $2.1 million of goodwill between the North America Services segment and the Merchant Services segment.

The changes in the carrying amount of goodwill at December 31, 2009 and 2008 are as follows:

(in thousands)	North America Services	International Services	Merchant Services	Consolidated
Balance as of December 31, 2007	$ 72,698	37,747	32,100	$ 142,545
Acquisition of Infonox	—	—	28,395	28,395
Transfer goodwill between segments	(2,084)	—	2,084	—
Currency translation adjustments	—	(4,945)	—	(4,945)
Balance as of December 31, 2008	70,614	32,802	62,579	165,995
Infonox purchase price allocation adjustment	—	—	**747**	**747**
Currency translation adjustments	—	**1,379**	—	**1,379**
Balance as of December 31, 2009	**$70,614**	**34,181**	**63,326**	**$168,121**

NOTE 11 Equity Investments

The Company has an equity investment with Promocíón y Operación, S.A. de C.V. and records its 49% ownership using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients and others.

The Company has an equity investment with China UnionPay Co., Ltd. and records its 44.56% ownership using the equity method of accounting. CUP is sanctioned by the People's Bank of China, China's central bank, and has become one of the world's largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

TSYS' equity in income of equity investments (net of tax) for the years ended December 31, 2009, 2008 and 2007 was $7.0 million, $7.4 million and $5.5 million, respectively.

A summary of TSYS' equity investments at December 31 is as follows:

(in millions)	2009	2008
CUP Data	**$68.0**	65.9
TSYS de México	**7.5**	8.1
Total	**$75.5**	74.0

NOTE 12 Other Intangible Assets, net

In November 2008, TSYS acquired Infonox. The Company has allocated approximately $7.0 million to other intangible assets as part of the purchase price allocation to customer relationships, convenants-not-to-compete and trade name. Refer to Note 24 for more information on Infonox.

Significant components of other intangible assets at December 31 are summarized as follows:

	2009		
(in thousands)	**Gross**	**Accumulated Amortization**	**Net**
Customer relationships	**$27,796**	**(14,151)**	**$13,645**
Covenants-not-to-compete	**1,000**	**(775)**	**225**
Trade name	**2,084**	**(1,822)**	**262**
Total	**$30,880**	**(16,748)**	**$14,132**

	2008		
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$29,451	(13,113)	$16,338
Covenants-not-to-compete	1,600	(1,075)	525
Trade name	2,046	(1,457)	589
Total	$33,097	(15,645)	$17,452

Amortization related to other intangible assets, which is recorded in other operating expenses, was $3.4 million, $2.9 million and $3.1 million for 2009, 2008 and 2007, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2009 is as follows:

At December 31, 2009	**Weighted Average Amortization Period (Yrs)**
Customer relationships	8.7
Covenant-not-to-compete	2.8
Trade name	2.8
Total	8.1

Estimated future amortization expense on other intangible assets as of December 31, 2009 for the next five years is:

(in thousands)	
2010	$3,098
2011	2,606
2012	2,606
2013	1,356
2014	1,106

NOTE 13 Long-term Debt and Capital Lease Obligations

On December 21, 2007, the Company entered into a Credit Agreement with Bank of America N.A., as Administrative Agent, The Royal Bank of Scotland plc, as Syndication Agent, and the other lenders. The Credit Agreement provides for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of the London Interbank Offered Rate (LIBOR) plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company's corporate credit rating which is currently a "BBB" investment grade rating from Standard and Poors. Interest is paid on the last date of each interest period; however, if the period exceeds three months, interest is paid every three months after the beginning of such interest period. In addition, the Company is to pay each lender a fee in respect of the amount of such lender's commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company's corporate credit rating.

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders' customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2009, 2008 or 2007.

The proceeds will be used for working capital and other corporate purposes, including financing the repurchase by TSYS of its capital stock.

In April 2009, the Company repaid its International Services' loan of £1.3 million, or approximately $1.8 million, which it obtained in May 2008.

On October 31, 2008, the Company repaid its International Services' loan that it acquired in August 2007. The loan was scheduled to mature in January 2009. The Company paid £33 million, or approximately $54.1 million.

On October 30, 2008, the Company's International Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three-year loan to finance activities in Japan. The rate is LIBOR plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. In January 2009, the Company made an additional draw down of ¥250 million, or approximately $2.8 million. In April 2009, the Company made an additional draw down of ¥250 million, or approximately $2.5 million.

In January 2008, the Company repaid its International Services' loan of approximately $2.1 million that it acquired in January 2007.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. At the end of December 2009, the balance of the financing arrangement with Merchants was approximately £504,000, or approximately $804,000.

In addition, TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2009, 2008 or 2007.

Long-term debt at December 31 consists of:

(in thousands)	2009	2008
LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	**$168,000**	168,000
LIBOR + 0.80%, unsecured term loan, due November 2, 2011, with principal paid at maturity	**21,773**	16,602
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	**8,778**	15,496
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	**804**	2,914
LIBOR + 2.00%, unsecured term loan, due April 30, 2009, with quarterly interest payments and principal to be paid at maturity	**—**	1,858
Total debt	**199,355**	204,870
Less current portion	**6,988**	8,575
Noncurrent portion of long-term debt	**$192,367**	196,295

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2009 are summarized as follows:

(in thousands)	
2010	$ 6,988
2011	24,367
2012	168,000
2013	—
2014	—

Capital lease obligations at December 31 consists of:

(in thousands)	2009	2008
Capital lease obligations	**$19,045**	19,920
Less current portion	**6,289**	6,344
Noncurrent portion of capital leases	**$12,756**	13,576

The future minimum lease payments under capital leases at December 31, 2009 are summarized as follows:

(in thousands)	
2010	$ 6,990
2011	7,215
2012	4,194
2013	2,190
2014	83
Total minimum lease payments	20,672
Less amount representing interest	1,627
	$19,045

NOTE 14 Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2009	2008
Client liabilities	**$ 45,824**	30,723
Accrued expenses	**33,274**	26,747
Deferred revenues	**31,243**	22,619
Dividends payable	**13,828**	13,779
Transaction processing provisions	**5,483**	5,417
Client postage deposits	**3,736**	3,772
Accrued income taxes	**252**	2,808
Other	**19,676**	24,886
Total	**$153,316**	130,751

NOTE 15 Equity

DIVIDENDS: Dividends on common stock of $55.2 million were paid in 2009, compared to $55.4 million and $655.2 million in 2008 and 2007, respectively. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS paid a one-time aggregate cash dividend of $600 million to all TSYS shareholders.

EQUITY COMPENSATION PLANS: The following table summarizes TSYS' equity compensation plans by category:

(in thousands, except per share data) **Plan Category**	**(a)** **Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**(b)** **Weighted-average exercise price of outstanding options, warrants and rights**	**(c)** **Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	**6,955[1]**	**$25.54**	**22,490[2]**
Equity compensation plans not approved by security holders	—	—	—
Total	**6,955**	**$25.54**	**22,490**

(1) Does not include an aggregate of 171,467 shares of nonvested awards which will vest over the remaining years through 2012.

(2) Includes 22,490,211 shares available for future grants under the Total System Services, Inc. 2000 Long-Term Incentive Plan, 2002 Long-Term Incentive Plan, 2007 Omnibus Plan and 2008 Omnibus Plan.

In 2008, TSYS trued up certain pre-spin tax benefits previously recorded in connection with various stock options and nonvested awards. The adjustment resulted in a debit to additional paid-in capital of $1.8 million and a corresponding adjustment to taxes payable.

NOTE 16 Share-Based Compensation

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees.

Vesting for stock options granted during 2006 accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. For stock options granted in 2006, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service.

Stock options granted prior to 2006 generally become exercisable at the end of a two to three-year period and expire ten years from the date of grant. Vesting for stock options granted prior to 2006 accelerates upon retirement for plan participants who have reached age 50 and who also have no less than fifteen years of service at the date of their election to retire. Following adoption of ASC 718, share-based compensation expense is recognized in income over the remaining nominal vesting period with consideration for retirement eligibility.

The Company historically issues new shares or uses treasury shares to satisfy share option exercises.

Long-Term Incentive Plans — Synovus

Prior to the spin-off, Synovus had various stock option plans under which the Compensation Committee of the Synovus Board of Directors had authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans included vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options were granted at exercise prices which equaled the fair market value of a share of common stock on the grant date.

During 2007, Synovus granted 102,653 stock options to key TSYS officers and employees. The fair value of the option grant was $7.22 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.78%; expected volatility of 21.76%; expected term of 6.0 years; and dividend yield of 2.60%. The expected term of 6.0 years was determined using the "simplified" method, as prescribed by SEC's SAB No. 107.

As a result of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2007 and changes during the year ended on that date is presented below:

	2007	
(in thousands, except per share data)	Options	Weighted Average Exercise Price
Options:		
Outstanding at beginning of year	6,045	$26.48
Granted	103	31.93
Exercised	(690)	20.77
Net Synovus/TSYS employee transfers in and out	15	23.57
Forfeited/canceled/converted to TSYS options	(5,473)	27.29
Outstanding at end of year	—	$ —
Options exercisable at year-end	—	$ —
Weighted average fair value of options granted during the year		$ 7.22

Long-Term Incentive Plans — TSYS

TSYS maintains the Total System Services, Inc. 2008 Omnibus Plan, Total System Services, Inc. 2007 Omnibus Plan, Total System Services, Inc. 2002 Long-Term Incentive Plan and the 2000 Long-Term Incentive Plan to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS' growth, development and financial success. Awards under these plans are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS' success after the spin-off.

The plans are administered by the Compensation Committee of the Company's Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights,restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS' common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2008 Omnibus Plan −17 million shares; Total System Services, Inc. 2007 Omnibus Plan −5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan −9.4 million shares; and the 2000 Long-Term Incentive Plan −2.4 million shares.

Share-Based Compensation

TSYS' share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2009, share-based compensation was $16.1 million compared to $17.8 million (excluding $6.8 million included in spin-related expenses) and $13.1 million (excluding $5.4 million included in spin-related expenses) for the same periods in 2008 and 2007, respectively.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. In connection with the conversion, TSYS recorded $5.4 million of expense related to the revaluation of the vested converted options. TSYS will recognize additional expense related to the nonvested converted options through the remaining vesting period, the vast majority of which occurred in 2008.

Nonvested Awards: The Company granted shares of TSYS common stock to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. The following table summarizes the number of shares granted each year:

	2009	2008	2007
Number of shares	**513,920**	697,911	241,260
Market value	**$6.8 million**	$15.3 million	$7.6 million

A summary of the status of TSYS' nonvested shares as of December 31, 2009, 2008 and 2007, respectively, and the changes during the periods are presented below:

Nonvested shares *(in thousands, except per share data)*	**2009**		2008		2007	
	Shares	**Weighted Average Grant-Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**1,014**	**$23.46**	591	$26.15	514	$22.69
Issued	**514**	**13.28**	698	21.89	241	31.37
Vested	**(414)**	**23.77**	(258)	25.24	(148)	22.63
Forfeited/canceled	**(30)**	**20.34**	(17)	25.19	(16)	26.37
Outstanding at end of year	**1,084**	**$18.60**	1,014	$23.46	591	$26.15

As of December 31, 2009, there was approximately $12.2 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.2 years.

During 2008 and 2005, respectively, TSYS authorized a grant of non-vested awards to two key executives with separate performance vesting schedules. These grants have separate one-year performance periods that vest over five to seven years during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance vesting shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year's award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year.

A summary of the awards authorized in each year is below:

Year of Initial Award	Total Number of Shares Awarded	Number of Performance Shares to be Vested	
2008	182,816	146,252	(2010-2014)
2005	126,087	25,215	(2010-2011)

A summary of the status of TSYS' performance-based nonvested shares as of December 31, 2009, 2008 and 2007, respectively, and changes during those periods are presented below:

Performance-based Nonvested shares *(in thousands, except per share data)*	**2009**		2008		2007	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**62**	**$23.32**	25	$32.27	25	$20.00
Issued	**62**	**13.69**	62	23.32	25	32.27
Vested	**(62)**	**23.32**	(25)	32.27	(25)	20.00
Forfeited/canceled	**—**	**—**	—	—	—	—
Outstanding at end of year	**62**	**$13.69**	62	$23.32	25	$32.27

Synovus maintains various plans that are administered by its Compensation Committee of the Board of Directors designed to motivate employees and directors to devote their best interests to the business of Synovus. Through these plans, Synovus has granted nonvested awards to its employees. As a result of the spin-off and the distribution by Synovus of 0.483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, approximately 515,362 shares of TSYS stock were distributed to holders of Synovus nonvested awards. As a result, these shares are deemed nonvested TSYS shares and are not included in the calculation of basic EPS.

Performance-Based Awards: During 2009 and 2008, respectively, TSYS authorized performance-based awards that have a market condition calculated on a combination of earnings per share growth and TSYS' performance compared to a three-year Total Shareholder Return versus peers. Vesting of the awards will occur on the last day of the three-year market condition valuation period if the participant is still employed on that date. The fair value of these awards is based on a Monte Carlo simulation as prescribed by ASC 718, *"Compensation — Stock Compensation,"* previously referred to as SFAS No. 123 (Revised), *"Share-Based Payment (Revised)."* Although authorized by the TSYS Board, the final amount of the awards is not known until the Compensation Committee has determined the final terms of the awards, at which time the award is deemed granted. The March 2008 award was authorized in 2008; however, it was not deemed granted until the Compensation Committee determined the final terms of the award in January 2009. Likewise, the January 2009 award was authorized in 2009; however, the award will not be deemed granted until the Compensation Committee determines the final terms of the award, which occurred in January 2010. The awards will be amortized through the end of the respective three-year periods.

A summary of the awards authorized in each year is below:

Month Authorized	Primary Measure	Secondary Measure	Fair Value Method	Fair Value Estimated Valuation	Amortized through	Retirement Provision	Grant Date Terms Determined
January 2009	2009 EPS Growth	Three-year Total Shareholder Return (2009-2011)	Monte Carlo simulation	$4.0 million	December 2011	Age 62 with 15 years of service, or age 65 regardless of service	January 2010
March 2008	2008 EPS Growth	Three-year Total Shareholder Return (2008-2010)	Monte Carlo simulation	$1.0 million	December 2010	Age 62 with 15 years of service, or age 65 regardless of service	January 2009

Until the awards were deemed granted, TSYS excluded the issuance of these awards in reporting shares outstanding from the calculation of basic and diluted EPS (although related compensation expense on these awards are included properly in net income and related EPS calculation).

In March 2009, the Company determined that it was no longer probable that the specified performance measures associated with performance-based awards issued in 2009 would be achieved. As a result, the performance-based awards issued during 2009 were not expected to vest, and the Company did not recognize any share-based compensation expense related to these awards. In January 2010, the Compensation Committee determined the criteria for the 2009 performance-based awards were not met and therefore did not grant the awards.

Stock Option Awards

During 2009 and 2008, the Company granted stock options to key TSYS executive officers. The average fair value of the options granted for both years was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table summarizes the weighted average assumptions, and the fair value of the options:

	2009	2008
Number of options granted	**1,047,949**	771,892
Weighted average exercise price	**$ 13.11**	$ 23.15
Risk-free interest rate	**3.19%**	3.42%
Expected volatility	**42.00%**	36.57%
Expected term (years)	**8.6**	8.7
Dividend yield	**2.14%**	1.21%
Weighted average fair value	**$ 5.31**	$ 9.73

The expected term of years for the 2008 grant was determined under the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107.

As part of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. The conversion resulted in 5.2 million TSYS options being granted to TSYS employees. The weighted average fair value of the option grant was $4.31 per option and it was estimated on the date of conversion using the Black-Scholes-Merton option pricing model with the following weighted average assumptions: risk-free interest rate of 3.28%; expected volatility of 26.41%; expected term of 2.4 years; and dividend yield of 1.04%. The expected term of 2.4 years was determined under the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin No. 107.

A summary of TSYS' stock option activity as of December 31, 2009, 2008 and 2007, and changes during the years ended on those dates is presented below:

(in thousands, except per share data)	2009 Options	2009 Weighted Average Exercise Price	2008 Options	2008 Weighted Average Exercise Price	2007 Options	2007 Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**6,185**	**$27.59**	5,439	$28.20	1,066	$15.53
Granted	**1,048**	**13.11**	771	23.15	5,195	28.55
Exercised	**(1)**	**1.83**	(14)	18.62	(822)	13.99
Forfeited/canceled	**(277)**	**24.36**	(11)	28.40	—	—
Outstanding at end of year	**6,955**	**$25.54**	6,185	$27.59	5,439	$28.20
Options exercisable at year-end	**5,357**	**$28.15**	5,250	$28.14	2,015	$24.72
Weighted average fair value of options granted during the year		**$ 5.31**		$ 9.73		$ 4.31

The following table summarizes information about TSYS' stock options outstanding and exercisable at December 31, 2009:

(in thousands, except per share data)

Outstanding: Number Outstanding at December 31, 2009	Outstanding: Range of Exercise Prices	Exercisable: Number Exercisable at December 31, 2009	Exercisable: Range of Exercise Prices
1,418	$13.11 - 19.64	370	$13.11 - 19.64
974	20.10 - 25.81	457	20.10 - 25.81
1,051	26.85 - 27.69	1,051	26.85 - 27.69
502	28.02 - 29.18	502	28.02 - 29.18
3,010	30.29 - 33.36	2,977	30.29 - 33.36
Total 6,955	Weighted Average$ 25.54	Total 5,357	Weighted Average $ 28.15

	Outstanding	Exercisable
Average remaining contractual life (in years)	4.2	2.9
Aggregate intrinsic value (in thousands)	$(57,514)	$(58,281)

	Options Exercised	Intrinsic Value
2009	**1,205**	**$14,300**
2008	14,399	$64,000
2007	821,525	$13.3 million

For awards granted before January 1, 2006 that were not fully vested on January 1, 2006, the Company will record the tax benefits from the exercise of stock options as increases to the "Additional paid-in capital" line item of the Consolidated Balance Sheets. If the Company does recognize tax benefits, the Company will record these tax benefits from share-based compensation costs as cash inflows in the financing section and cash outflows in the operating section in the Statement of Cash Flows. The Company has elected to use the short-cut method to calculate its historical pool of windfall tax benefits.

As of December 31, 2009, there was approximately $5.1 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.6 years.

NOTE 17 Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
December 31, 2009	**3,680**	**$69,950**
December 31, 2008	3,652	69,641
December 31, 2007	1,695	34,138

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2008, TSYS purchased approximately 2.0 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. The Company has approximately 6,928,000 shares remaining that could be repurchased under the stock repurchase plan.

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the three months ended December 31, 2009:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Cumulative Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2009	—	$—	3,072	6,928
November 2009	—	—	3,072	6,928
December 2009	—	—	3,072	6,928
Total	—	$—		

Shares Issued for Options Exercised

During 2009, 2008 and 2007, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury or newly issued shares. The table below summarizes these stock option exercises by year:

	2009	2008	2007
Issued from treasury	**1,205**	12,198	69,325
Newly issued	—	2,201	752,200

Treasury Shares

In 2008, the Compensation Committee approved "share withholding for taxes" for all employee nonvested awards, and also for employee stock options during the six month period before the options expire for those employees who have "inside information" during that six month period (including broad-based group employees). The dollar amount of the income tax liability from each exercise is converted into TSYS shares. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2009, the Company acquired 29,221 shares as a result of share withholding for taxes.

NOTE 18 Other Comprehensive Income (Loss)

In June 1997, the FASB issued authoritative guidance under ASC 220. ASC 220 established certain standards for reporting and presenting comprehensive income in the general-purpose financial statements. The purpose of ASC 220 was to report all items that met the definition of "comprehensive income" in a prominent financial statement for the same period in which they were recognized. Comprehensive income includes all changes in owners' equity that resulted from transactions of the business entity with nonowners.

Comprehensive income is the sum of net income and other items that must bypass the income statement because they have not been realized, including items such as an unrealized holding gain or loss from available for sale securities and foreign currency translation gains or losses. These items are not part of net income, yet are important enough to be included in comprehensive income, giving the user a more comprehensive picture of the organization as a whole. Items included in comprehensive income, but not net income, are reported under the accumulated other comprehensive income section of shareholders' equity.

In September 2006, the FASB issued authoritative guidance under ASC 715, *"Compensation — Retirement Benefits,"* previously referred to as SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* ASC 715 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-Tax Amount	Ending Balance
December 31, 2006	$ 5,685	19,121	4,165	14,956	$20,641
Foreign currency translation adjustments	$21,570	9,456	1,824	7,632	$29,202
Change in accumulated OCI related to postretirement healthcare plans	(929)	76	27	49	(880)
December 31, 2007	$20,641	9,532	1,851	7,681	$28,322
Foreign currency translation adjustments	$29,202	(43,315)	(8,255)	(35,060)	$ (5,858)
Change in accumulated OCI related to postretirement healthcare plans	(880)	194	83	111	(769)
December 31, 2008	$28,322	(43,121)	(8,172)	(34,949)	$ (6,627)
Foreign currency translation adjustments	**$(5,858)**	**14,140**	**1,995**	**12,145**	**$ 6,287**
Change in accumulated OCI related to postretirement healthcare plans	**(769)**	**235**	**80**	**155**	**(614)**
December 31, 2009	**$(6,627)**	**14,375**	**2,075**	**12,300**	**$ 5,673**

Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under ASC 740, *"Income Taxes,"* previously referred to as APB 23, *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income.

NOTE 19 Commitments and Contingencies

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2009, are as follows:

(in thousands)	
2010	$ 87,809
2011	48,004
2012	16,300
2013	8,833
2014	5,272
Thereafter	14,641
Total future minimum lease payments	$180,859

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2009, 2008 and 2007 was $106.0 million, $102.4 million and $92.8 million, respectively. Total rental expense under sublease arrangements in 2009, 2008 and 2007 was $720,000, $702,000 and $171,000, respectively. The rental income under sublease arrangements in 2009, 2008 and 2007 was $863,000, $842,000 and $209,000, respectively.

The total of minimum rental receipts under noncancelable subleases as of the date of the latest balance sheet presented is $809,000.

CONTRACTUAL COMMITMENTS: In the normal course of its business, the Company maintains long-term processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.

CONTINGENCIES: The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies,"* previously referred to as SFAS No. 5, *"Accounting for Contingencies."*

GUARANTEES AND INDEMNIFICATIONS: The Company has entered into processing and licensing agreements with its clients that include intellectual property indemnification clauses. Under these clauses, the Company generally agrees to indemnify its clients, subject to certain exceptions, against legal claims that TSYS' services or systems infringe on certain third party patents, copyrights or other proprietary rights. In the event of such a claim, the Company is generally obligated to hold the client harmless and pay for related losses, liabilities, costs and expenses, including, without limitation, court costs and reasonable attorney's fees. The Company has not made any indemnification payments pursuant to these indemnification clauses.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

NOTE 20 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,		
(in thousands)	**2009**	2008	2007
Current income tax expense (benefit):			
Federal	**$114,716**	125,743	151,552
State	**4,311**	4,678	(3,010)
Foreign	**6,185**	5,075	3,326
Total current income tax expense	**125,212**	135,496	151,868
Deferred income tax expense (benefit):			
Federal	**(4,237)**	(3,469)	(11,683)
State	**947**	(390)	1,607
Foreign	**(684)**	(431)	278
Total deferred income tax benefit	**(3,974)**	(4,290)	(9,798)
Total income tax expense	**$121,238**	131,206	142,070

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

(in thousands)	Years Ended December 31, 2009	2008	2007
Computed "expected" income tax expense	**$118,507**	131,057	130,302
Increase (decrease) in income tax expense resulting from:			
Noncontrolling interests in income of consolidated subsidiaries and equity in income of equity investments	**1,695**	1,806	1,421
State income tax expense (benefit), net of federal income tax effect	**3,418**	2,787	(918)
Increase (decrease) in valuation allowance	**(6,159)**	5,006	2,003
Tax credits	**(4,299)**	(4,131)	(5,290)
Federal income tax expense resulting from ASC 740 Election	**9,844**	—	—
Federal income tax expense resulting from deconsolidation	—	—	10,369
Permanent differences and other, net	**(1,768)**	(5,319)	4,183
Total income tax expense	**$121,238**	131,206	142,070

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2009 and 2008 relate to the following:

(in thousands)	At December 31, 2009	2008
Deferred income tax assets:		
Net operating loss and income tax credit carryforwards	**$ 18,653**	8,207
Allowances for doubtful accounts and billing adjustments	**2,114**	2,686
Deferred revenue	**14,857**	3,434
Other, net	**29,610**	48,104
Total deferred income tax assets	**65,234**	62,431
Less valuation allowance for deferred income tax assets	**(12,870)**	(19,029)
Net deferred income tax assets	**52,364**	43,402
Deferred income tax liabilities:		
Excess tax over financial statement depreciation	**(36,223)**	(26,655)
Computer software development costs	**(39,150)**	(39,655)
Purchase accounting adjustments	**(1,672)**	(1,953)
Foreign currency translation	**(4,851)**	(2,856)
Other, net	**(6,328)**	(10,068)
Total deferred income tax liabilities	**(88,224)**	(81,187)
Net deferred income tax liabilities	**$(35,860)**	(37,785)
Total net deferred tax assets (liabilities):		
Current	**$ 11,302**	22,793
Noncurrent	**(47,162)**	(60,573)
Net deferred income tax liability	**$(35,860)**	(37,780)

As of December 31, 2009, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $13.2 million, $2.4 million and $3.1 million, respectively. As of December 31, 2008, TSYS had recognized deferred tax assets from net operating losses and federal and state income tax credit carryforwards of $14.1 million and $4.0 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2020. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2009 and 2008, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $12.9 million and $19.0 million at December 31, 2009 and 2008, respectively. The decrease in the valuation allowance for deferred income tax assets was $6.2 million for 2009. The increase in the valuation allowance for deferred income tax assets was $5.0 million for 2008. The decrease relates to federal losses which are no longer recognized due to an ASC Subtopic 740-30 election net of foreign losses recognized in 2009, which, more likely than not, will not be realized in later years.

No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. A distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2006 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2002. There are currently no federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of ASC 740, *"Income Taxes,"* previously referred to as FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,"* on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. As a result of the implementation of ASC 740, the Company recognized approximately a $2.0 million increase in the liability for unrecognized income tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. This adjustment was the cumulative effect of applying a different measurement standard in accounting for uncertainty in income taxes. During the year ended December 31, 2009, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $0.1 million (net of the federal tax effect). This decrease resulted from recalculating state liabilities and expiring federal and state audit period statutes and other new information impacting the potential resolution of material uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows[1]:

(in millions)	**Year Ended December 31, 2009**
Beginning balance	$ 4.4
Current activity:	
Additions based on tax positions related to current year	0.1
Additions for tax positions of prior years	2.5
Reductions for tax positions of prior years	(2.0)
Settlements	—
Net, current activity	0.6
Ending balance	$ 5.0

(1) Unrecognized state tax benefits are not adjusted for the federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $0.7 million and $1.3 million as of December 31, 2009 and December 31, 2008, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2009 and December 31, 2008 that, if recognized, would affect the effective tax rates are $4.2 million and $4.3 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $0.6 million and $1.0 million, respectively.

NOTE 21 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS stock formerly owned by Synovus. As a result of the spin-off, TSYS created TSYS specific benefit plans. The descriptions provided below for the TSYS specific plans are also applicable to the prior Synovus plans.

The employee benefit plans through which TSYS provided benefits to its employees during 2009 are described as follows:

MONEY PURCHASE PLAN: During 2009, the Company's employees were eligible to participate in the Total System Services, Inc. (TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined.

In 2010, the Company created a new plan named the TSYS Retirement Savings Plan designed to reward all team members of TSYS U.S.-based companies with a uniform employer contribution. The terms of the plan provide for the Company to match 100% of the employee contribution up to 4% of eligible compensation. The Company can make discretionary contributions up to another 4% based upon business conditions.

PROFIT SHARING PLAN: During 2009, the Company's employees were eligible to participate in the TSYS Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines.

401(K) PLAN: During 2009, the Company's employees were eligible to participate in the TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company's attainment of certain financial goals.

The Company's contributions to the plans charged to expense for the years ended December 31 are as follows:

(in thousands)	**2009**	2008	2007
Money Purchase Plan	**$21,985**	21,613	18,699
Profit Sharing Plan	**—**	4,473	17,546
401(k) Plan	**318**	656	1,007

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors. Prior to July 2009, the Company made contributions equal to one-half of employee and director voluntary contributions. Beginning in July 2009, the Company changed its contribution to 15% of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. The Company's contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)	
2009	**$3,778**
2008	5,891
2007	5,451

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan, which is immaterial to the Company's consolidated financial statements. The measurement of the benefit expense and accrual of benefit costs associated with the plan do not reflect the effects of the 2003 Medicare Act. Additionally, the benefit expense and accrued benefit cost associated with the plan, as well as any potential impact of the effects of the 2003 Medicare Act, are not significant to the Company's consolidated financial statements.

NOTE 22 Segment Reporting, including Geographic Area Data and Major Customers

In June 1997, the FASB issued guidance in accordance with ASC 280, *"Segment Reporting,"* previously referred to as SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information."* ASC 280 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

As a result of the spin-off and the associated spin-related costs, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the senior executive vice presidents. During 2008, TSYS reorganized and renamed its operating segments in a manner that reflects the way the CODM views the business. The new operating segments are North America Services segment, International Services segment and Merchant Services segment. As part of the reorganization, TSYS reclassified the segment results for TSYS de México from International Services to North America Services to reflect the change.

During the first quarter of 2009, the Company decided to sell TDM. As a result, TDM was classified as discontinued operations for all periods. TDM was included in the North America Services segment. Refer to Note 2 for more information on TDM.

In November 2008, TSYS acquired Infonox, to provide valuable new acceptance capabilities utilizing PCs, kiosks, ATMs, mobile devices and Web interfaces to process checks, conduct debit and credit transactions, process instant loans, facilitate bill payments, execute money transfers, issue and dispense prepaid cards and more. Refer to Note 24 for more information on Infonox. Since the acquisition, TSYS has included the financial results of Infonox in the Merchant Services segment.

TSYS provides electronic payment processing services, merchant services and related services to card-issuing institutions in the

United States and internationally through online accounting and electronic payment processing systems. The North America Services segment includes electronic payment processing services and other services provided from within the United States.

The International Services segment includes electronic payment processing services and other services from outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands) **Operating Segments**	**2009**	2008	2007	**2009 vs. 2008 Change $**	**2009 vs. 2008 Change %**	2008 vs. 2007 Change $	2008 vs. 2007 Change %
Revenues before reimbursable items							
North America Services	**$ 880,668**	938,442	939,148	**(57,774)**	**(6.2)%**	$ (706)	(0.1)%
International Services	**322,697**	307,361	243,226	**15,336**	**5.0%**	64,135	26.4%
Merchant Services	**242,841**	234,467	231,947	**8,374**	**3.6%**	2,520	1.1%
Intersegment revenues	**(28,322)**	(23,516)	(25,465)	**(4,806)**	**20.4%**	1,949	(7.7)%
Revenues before reimbursable items from external customers	**$1,417,884**	1,456,754	1,388,856	**(38,870)**	**(2.7)%**	$ 67,898	4.9%
Total revenues							
North America Services	**$1,048,932**	1,136,901	1,150,711	**(87,969)**	**(7.7)%**	$ (13,810)	(1.2)%
International Services	**337,757**	318,534	253,497	**19,223**	**6.0%**	65,037	25.7%
Merchant Services	**337,635**	298,792	292,118	**38,843**	**13.0%**	6,674	2.3%
Intersegment revenues	**(36,262)**	(32,581)	(33,876)	**(3,681)**	**11.3%**	1,295	(3.8)%
Revenues from external customers	**$1,688,062**	1,721,646	1,662,450	**(33,584)**	**(2.0)%**	$ 59,196	3.6%
Depreciation and amortization							
North America Services	**$ 86,730**	97,006	101,130	**(10,276)**	**(10.6)%**	$ (4,124)	(4.1)%
International Services	**36,328**	33,490	24,213	**2,838**	**8.5%**	9,277	38.3%
Merchant Services	**32,864**	27,797	26,680	**5,067**	**18.2%**	1,117	4.2%
Total depreciation and amortization	**$ 155,922**	158,293	152,023	**(2,371)**	**(1.5)%**	$ 6,270	4.1%
Segment operating income							
North America Services	**$ 234,512**	265,858	253,880	**(31,346)**	**(11.8)%**	$ 11,978	4.7%
International Services	**43,238**	48,362	44,083	**(5,124)**	**(10.6)%**	4,279	9.7%
Merchant Services	**64,283**	65,595	64,698	**(1,312)**	**(2.0)%**	897	1.4%
Spin-related costs	**—**	(11,140)	(13,526)	**11,140**	**(100.0)%**	2,386	(17.6)%
Operating income	**$ 342,033**	368,675	349,135	**(26,642)**	**(7.2)%**	$ 19,540	5.6%
Total assets							
North America Services	**$1,535,129**	1,415,960	1,271,177	**119,169**	**8.4%**	$144,783	11.4%
International Services	**379,606**	324,313	319,279	**55,293**	**17.0%**	5,034	1.6%
Merchant Services	**215,855**	212,779	197,230	**3,076**	**1.4%**	15,549	7.9%
Intersegment assets	**(419,636)**	(403,028)	(308,605)	**(16,608)**	**4.1%**	(94,423)	30.6%
Total assets	**$1,710,954**	1,550,024	1,479,081	**160,930**	**10.4%**	$ 70,943	4.8%

Revenues for North America Services and Merchant Services include electronic payment processing services and other services provided from the United States to clients domiciled in the United States or other countries. Revenues for International Services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

As a result of the conversion to a new reporting system in January 2010, TSYS began implementing changes to its operating segment structure by creating a new segment named Corporate Admin that will house expenses associated with finance, human resources, investor relations, legal and executive management.

GEOGRAPHIC AREA DATA: The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

(in millions)	At December 31, 2009	2008
United States	**$203.6**	227.1
Europe	**60.7**	54.1
Japan	**6.4**	3.5
Other	**18.5**	6.6
Totals	**$289.2**	291.3

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company's customers:

(in millions)	2009	%	2008	%	2007	%
United States	**$1,194.4**	**70.7**	$1,253.0	72.8	$1,256.9	75.6
Europe	**269.4**	**16.0**	269.1	15.6	211.8	12.7
Canada	**139.7**	**8.3**	127.1	7.4	126.8	7.6
Japan	**48.9**	**2.9**	33.9	2.0	24.5	1.5
Mexico	**8.2**	**0.5**	13.4	0.8	14.0	0.9
Other	**27.5**	**1.6**	25.1	1.4	28.5	1.7
Totals	**$1,688.1**	**100.0**	$1,721.6	100.0	$1,662.5	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT: The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			International Services			Merchant Services		
(in millions)	2009	2008	2007	2009	2008	2007	2009	2008	2007
United States	**$ 859.5**	956.6	969.8	**$ 0.1**	0.2	0.5	**$334.8**	296.2	286.6
Europe	**0.9**	0.9	1.7	**268.5**	268.2	210.1	**—**	—	—
Canada	**139.1**	126.5	126.2	**—**	—	—	**0.6**	0.6	0.6
Japan	**—**	—	—	**48.9**	33.9	24.5	**—**	—	—
Mexico	**8.2**	13.4	14.0	**—**	—	—	**—**	—	—
Other	**9.6**	9.7	10.5	**17.1**	14.6	17.2	**0.8**	0.8	0.8
Totals	**$1,017.3**	1,107.1	1,122.2	**$334.6**	316.9	252.3	**$336.2**	297.6	288.0

MAJOR CUSTOMER: For the years ended December 31, 2009, 2008 and 2007, the Company had one major customer which accounted for approximately $217.7 million, or 12.9%, $220.3 million, or 12.8%, and $213.3 million, or 12.8%, respectively, of total revenues. Revenues from the major customer for the years ended December 31, 2009, 2008 and 2007, respectively, are primarily attributable to the North America Services segment and the Merchant Services segment.

NOTE 23 Supplemental Cash Flow Information

Nonvested Share Awards

The Company issued shares of TSYS common stock to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees.

The following table summarizes the number of shares issued each year:

	2009	2008	2007
Number of shares	**513,920**	697,911	241,260
Market value	**$6.8 million**	$15.3 million	$7.6 million

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital lease in the amount of $6.7 million, $18.1 million and $4.8 million in 2009, 2008 and 2007, respectively.

NOTE 24 Acquisitions

Infonox on the Web

The Company acquired Infonox on November 4, 2008 for approximately $50.5 million, with contingent payments over the next three years of up to $25 million based on performance. Infonox provides payment products on self-service and full-service transaction touch points in the gaming, banking and retail markets. The company delivers, manages, operates and supports services for several large publicly traded companies. The acquisition added new payment technology and acceptance capabilities. Infonox is based in Sunnyvale, California, with an office in Pune, India.

The final purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 899
Intangible assets	21,500
Goodwill	29,142
Other assets	3,222
Total assets acquired	54,763
Other liabilities	4,190
Total liabilities assumed	4,190
Net assets acquired	$50,573

Revenues associated with Infonox are included in merchant services and are included in Merchant Services for segment reporting purposes.

NOTE 25 Synovus Spin-off of TSYS

In July 2007, Synovus' Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus' ownership interest in TSYS to Synovus' shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend.

On October 25, 2007, the Company entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, TSYS would become a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

In accordance with the agreement and plan of distribution by and among TSYS, Synovus and CB&T, on November 30, 2007, TSYS entered into a Transition Services Agreement, an Employee Matters Agreement, an Indemnification and Insurance Matters Agreement, a Master Confidential Disclosure Agreement and an Assignment and Assumption Agreement with Synovus. On November 30, 2007, TSYS also entered into a Tax Sharing Agreement with CB&T and Synovus. On November 30, 2007, TSYS, Synovus and CB&T also entered into an amendment to the Distribution Agreement which clarified that the effective time of the spin-off transaction would be prior to the close of business on December 31, 2007.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. The per share amount of the $600 million special cash dividend was determined to be $3.0309 per share, based on the number of TSYS shares outstanding as of the close of business on December 17, 2007, the record date. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 13 for more information on the revolving credit facility.

Synovus distributed 0.483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, the record date.

The spin-off was completed on December 31, 2007. TSYS incurred expenses associated with advisory and legal services in connection with the spin-off assessment. TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. Expenses associated with the spin-off for the years ended December 31, 2008 and 2007 are as follows:

(in millions)	2008	2007
Incremental value of converting Synovus stock options to TSYS stock options	$ 7	6
Other operating expenses	4	8
Total operating expenses	11	14
Tax impact*	(3)	(2)
Total operating expenses, net of tax impact	8	12
Income taxes related to deconsolidation	—	11
Total	$ 8	23

* Certain expenses in a re-organization, such as the spin-off, are not deductible for tax purposes. A majority of the expenses in 2007 are not deductible.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

NOTE 26 Collaborative Arrangement

In January 2009, TSYS adopted the authoritative guidance under ASC 808, *"Collaborative Arrangements,"* previously referred to as the FASB Emerging Issue Task Force (EITF) No. 07-1, *"Accounting for Collaborative Arrangements."* The guidance under ASC 808 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date. Prior to the adoption of ASC 808, TSYS used the equity method of accounting for the joint ownership of an aircraft enterprise.

In December 2007, TSYS acquired for approximately $12.1 million a 45% ownership interest in an enterprise jointly owned with two other entities which operates aircraft for the owners' internal use. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating results of the enterprise are shared among the owners based on their respective ownership percentage.

TSYS records its usage of the aircraft and its share of net operating results of the enterprise in Net Technology and Facilities Expenses and Other Operating Expenses. The amounts of expense the Company recorded that is attributable to the collaborative arrangement for the year ended December 31, 2008 was approximately $2.0 million.

The following table illustrates the effect of the retrospective application on TSYS' Expenses and Equity income for its collaborative arrangements existing as of the effective date:

	December 31, 2008			December 31, 2007		
(in thousands)	As Previously Reported	Effect of Adoption of ASC 808	Currently Reported	As Previously Reported	Effect of Adoption of ASC 808	Currently Reported
Technology and facilities expense	$ —	705	$ 705	$ —	59	$ 59
Other operating expenses	—	1,326	1,326	—	120	120
Total operating expenses	$ —	2,031	$ 2,031	$ —	179	$ 179
Operating profit	$ —	(2,031)	$(2,031)	$ —	(179)	$(179)
Equity in income of equity investments, net of tax	$(2,031)	2,031	—	$(179)	179	—
Net income	$(2,031)	—	$(2,031)	$(179)	—	$(179)

NOTE 27 Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of ASC 260:

	December 31, 2009		December 31, 2008		December 31, 2007	
(in thousands, except per share data)	**Common Stock**	**Participating Securities**	Common Stock	Participating Securities	Common Stock	Participating Securities
Basic EPS:						
Net income	**$215,213**		250,100		237,443	
Less income allocated to nonvested awards	**(1,644)**	**1,644**	(2,069)	2,069	(873)	873
Net income allocated to common stock for EPS calculation(a)	**$213,569**	**1,644**	248,031	2,069	236,570	873
Average common shares outstanding(b)	**195,623**	**1,511**	196,106	1,640	196,759	729
Basic EPS(a)/(b)	**$ 1.09**	**1.09**	1.26	1.26	1.20	1.20
Diluted EPS:						
Net income	**$215,213**		250,100		237,443	
Less income allocated to nonvested awards	**(1,644)**	**1,644**	(2,069)	2,069	(873)	873
Net income allocated to common stock for EPS calculation(c)	**$213,569**	**1,644**	248,031	2,069	236,570	873
Average common shares outstanding	**195,623**	**1,511**	196,106	1,640	196,759	729
Increase due to assumed issuance of shares related to common equivalent shares outstanding	**63**		20		192	
Average common and common equivalent shares outstanding(d)	**195,686**	**1,511**	196,126	1,640	196,951	729
Diluted EPS(c)/(d)	**$ 1.09**	**1.09**	1.26	1.26	1.20	1.20

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 6,954,579 common shares for the year ended December 31, 2009, and excludes 5,600,520 and 5,213,298 common shares for the years ended December 31, 2008 and 2007, respectively, because their inclusion would have been anti-dilutive.

NOTE 28 Subsequent Events

On March 1, 2010, TSYS signed an Investment Agreement with First National Bank of Omaha of Omaha, Nebraska pursuant to which the parties intend to enter into a joint venture arrangement in connection with the expected acquisition by TSYS of 51-percent ownership of a newly formed company named First National Merchant Solutions, LLC for approximately $150.5 million. First National Merchant Solutions is the name under which First National Bank of Omaha currently conducts its merchant activities.

First National Merchant Solutions offers transaction processing, merchant support and underwriting, as well as business and value-added services, and has a 57-year history in the acquiring industry. First National Merchant Solutions has more than 300,000 merchant outlets in its diverse portfolio.

Management performed an evaluation of the Company's activity through March 1, 2010, the issuance date of these financial statements, and has concluded that other than as set forth above there are no significant subsequent events requiring disclosure.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and equity and comprehensive income for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests as of January 1, 2009 (note 1), earnings per share as of January 1, 2009 (notes 1 and 27) and uncertain tax positions as of January 1, 2007 (notes 1 and 20).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
March 1, 2010

Management's Report on Internal Control Over Financial Reporting

The management of Total System Services, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company's consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2009 that appears on page 63 hereof.





Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

James B. Lipham
Senior Executive Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited Total System Services, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and equity and comprehensive income, for each of the years in the three-year period ended December 31, 2009, and our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
March 1, 2010

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 11, 2010, there were 30,794 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on December 8, 2009, and was paid January 4, 2010, to shareholders of record on December 23, 2009. Total dividends declared in 2009 and in 2008 amounted to $55.3 million and $55.4 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2009 and 2008.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009	**Revenues**	**$408,933**	**411,993**	**432,296**	**434,840**
	Operating income	**78,115**	**82,779**	**87,855**	**93,284**
	Net income attributable to TSYS	**46,526**	**53,447**	**55,026**	**60,214**
	Basic earnings per share	**0.24**	**0.27**	**0.28**	**0.31**
	Diluted earnings per share	**0.24**	**0.27**	**0.28**	**0.31**
	Cash dividends declared	**0.07**	**0.07**	**0.07**	**0.07**
	Stock prices:				
	High	**15.07**	**14.79**	**16.43**	**17.71**
	Low	**11.33**	**12.20**	**12.61**	**14.76**
	Close	**13.81**	**13.39**	**16.11**	**17.27**
2008	Revenues	$ 419,826	429,630	439,446	432,744
	Operating income	86,096	96,848	95,290	90,441
	Net income attributable to TSYS	56,614	63,084	64,074	66,328
	Basic earnings per share	0.29	0.32	0.32	0.34
	Diluted earnings per share	0.29	0.32	0.32	0.34
	Cash dividends declared	0.07	0.07	0.07	0.07
	Stock prices:				
	High	29.50	26.62	23.15	16.47
	Low	18.76	22.14	14.30	10.36
	Close	23.66	22.22	16.40	14.00

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor's 500 Index and the Standard & Poor's Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2004 and reinvestment of all dividends).


COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG TSYS, THE S&P 500 INDEX
AND THE S&P SYSTEMS SOFTWARE INDEX
$160
$140
$120
$100
$80
$60
$40
$20
$0
2004
2005
2006
2007
2008
2009
Total System Services, Inc.
S&P 500
S&P Systems Software

	2004	2005	2006	2007	2008	2009
TSYS	$100	$ 82	$111	$133	$68	$ 85
S&P 500	$100	$105	$121	$128	$81	$102
S&P SS	$100	$ 96	$113	$135	$84	$128

Shareholder Information

Corporate Headquarters
TSYS
One TSYS Way
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Plan over the phone at +1.866.204.8467.

New Investors
You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders
You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment
You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments
You can purchase additional shares by investing between $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly, or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping
You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate any time at no cost.

Gifts and Transfers of Shares
You can make gifts or transfers to others. Contact BNY Mellon Shareowner Services at +1.866.204.8467 or your investment advisory firm for more information.

Sale of Shares
You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial services industry. Shares are sold weekly, or more often if volume dictates. For an enrollment package, contact our automated request line at +1.866.204.8467.

Form 10-K
A copy of the company's 2009 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below:

TSYS Investor Relations
P.O. Box 2567
Columbus, GA 31902-2567
ir@tsys.com

Annual Shareholders' Meeting
The Annual Meeting of Shareholders will be held on April 21, 2010, at 10 a.m. EDT at the TSYS Riverfront Campus Auditorium in Columbus, Georgia.

Independent Auditors
KPMG LLP, Atlanta, Georgia

Investor Relations
Analysts, investors and others seeking additional information not available at tsys.com should contact:

Shawn Roberts
TSYS Investor Relations
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.644.6081
shawnroberts@tsys.com

Current shareholders requiring assistance should contact BNY Mellon Shareowner Services:

P.O. Box 358015
Pittsburgh, PA 15252-8015

Registered Mail or Overnight Delivery:
480 Washington Blvd.
Jersey City, NJ 07310-1900

Telephone Inquiries:
+1.866.204.8467

Internet:
www.bnymellon.com/shareowner/isd

ONLINE ACCESS

Online Services at tsys.com
You can purchase your initial shares online at tsys.com. TSYS makes it easy and convenient to get current information on your shareholder account any time.

You will have access to:

- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish or change your PIN
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting materials electronically

Cautionary language regarding forward-looking statements:
This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to in this report or contemplated by such statements.

FSC © Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-004709
© 1996 Forest Stewardship Council

NYSE: TSS

TSYS®
One TSYS Way
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.649.2310

www.tsys.com